Report to:

PACIFIC NORTH WEST CAPITAL CORP.

Technical Report and Resource
Estimate on the River Valley PGM
Project, Northern Ontario

Document No. 1193250100-REP-R0001-01

Report to:

PACIFIC NORTH WEST CAPITAL CORP.

TECHNICAL REPORT AND RESOURCE ESTIMATE
ON THE RIVER VALLEY PGM PROJECT,
NORTHERN ONTARIO

EFFECTIVE DATE: JUNE 13, 2012

Prepared by Todd McCracken, P.Geo.

330 Bay Street, Suite 900, Toronto, ON M5H 2S8
Phone: 416-368-9080 Fax: 416-368-1963

1193250100-REP-R0001-01

Report to:

PACIFIC NORTH WEST CAPITAL CORP.

TECHNICAL REPORT AND RESOURCE ESTIMATE
ON THE RIVER VALLEY PGM PROJECT,
NORTHERN ONTARIO

EFFECTIVE DATE: JUNE 13, 2012

Prepared by	“Original document signed by Todd McCracken, P.Geo.”	Date	June 13, 2012
Todd McCracken, P.Geo.

Reviewed by	“Original document signed by Jeff Wilson, Ph.D., P.Geo.”	Date	June 13, 2012
Jeff Wilson, Ph.D., P.Geo.

Authorized by	“Original document signed by Todd McCracken, P.Geo.”	Date	June 13, 2012
Todd McCracken, P.Geo.

TM/vc

330 Bay Street, Suite 900, Toronto, ON M5H 2S8
Phone: 416-368-9080 Fax: 416-368-1963

1193250100-REP-R0001-01

REVISION HISTORY

REV. NO	ISSUE DATE	PREPARED BY AND DATE	REVIEWED BY AND DATE	APPROVED BY AND DATE	DESCRIPTION OF REVISION
00	2012/06/08	Todd McCracken	Jeff Wilson	Todd McCracken	Draft to Client for review.
01	2012/06/13	Todd McCracken	Jeff Wilson	Todd McCracken	Final Report

1193250100-REP-R0001-01

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LIST OF APPENDICES

APPENDIX A SPATIAL ANALYSIS VARIOGRAPHY
APPENDIX B SWATH PLOTS

LIST OF TABLES

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LIST OF FIGURES

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GLOSSARY

UNITS OF MEASURE

above mean sea level	amsl
acre	ac
ampere	A
annum (year)	a
billion	B
billion tonnes	Bt
billion years ago	Ga
British thermal unit	BTU
centimetre	cm3
cubic centimetre	cm

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cubic feet per minute	cfm
cubic feet per second	ft3/s
cubic foot	ft3
cubic inch	in3
cubic metre	m
cubic yard	yd3
Coefficients of Variation	CVs
day	d
days per week	d/wk
days per year (annum)	d/a
dead weight tonnes	DWT
decibel adjusted	dBa
decibel	dB
degree	°
degrees Celsius	°C
diameter	ø
dollar (American)	US$
dollar (Canadian)	Cdn$
dry metric ton	dmt
foot	ft
gallon	gal
gallons per minute (US)	gpm
Gigajoule	GJ
gigapascal	GPa
gigawatt	GW
gram	g
grams per litre	g/L
grams per tonne	g/t
greater than	>
hectare (10,000 m2)	ha
hertz	Hz
horsepower	hp
hour	h
hours per day	h/d
hours per week	h/wk
hours per year	h/a
inch	in
kilo (thousand)	k
kilogram	kg
kilograms per cubic metre	kg/m3
kilograms per hour	kg/h
kilograms per square metre	kg/m2
kilometre	km
kilometres per hour	km/h
kilopascal	kPa
kilotonne	kt

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kilovolt	kV
kilovolt-ampere	kVA
kilovolts	kV
kilowatt	kW
kilowatt hour	kWh
kilowatt hours per tonne	kWh/t
kilowatt hours per year	kWh/a
less than	<
litre	L
litres per minute	L/m
megabytes per second	Mb/s
megapascal	MPa
megavolt-ampere	MVA
megawatt	MW
metre	m
metres above sea level	masl
metres Baltic sea level	mbsl
metres per minute	m/min
metres per second	m/s
microns	µm
milligram	mg
milligrams per litre	mg/L
millilitre	mL
millimetre	mm
million	M
million bank cubic metres	Mbm3
million bank cubic metres per annum	Mbm3/a
million tonnes	Mt
minute (plane angle)	'
minute (time)	min
month	mo
ounce	oz
pascal	Pa
centipoise	mPa∙s
parts per million	ppm
parts per billion	ppb
percent	%
pound(s)	lb
pounds per square inch	psi
revolutions per minute	rpm
second (plane angle)	"
second (time)	s
short ton (2,000 lb)	st
short tons per day	st/d
short tons per year	st/y
specific gravity	SG

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square centimetre	cm2
square foot	ft2
square inch	in2
square kilometre	km2
square metre	m2
three-dimensional	3D
tonne (1,000 kg) (metric ton)	t
tonnes per day	t/d
tonnes per hour	t/h
tonnes per year	t/a
tonnes seconds per hour metre cubed	ts/hm3
volt	V
week	wk
weight/weight	w/w
wet metric ton	wmt

ABBREVIATIONS AND ACRONYMS

Activation Laboratories Ltd.	Actlabs
all-terrain vehicle	ATV
Anglo American Platinum Limited	Amplats
Canadian Institute of Mining, Metallurgy and Petroleum	CIM
cobalt	Co
copper	Cu
Derry Mitchener Booth and Wahl	DMBW
Electromagnetic	EM
Endurance Gold Corporation	Endurance Gold
GeoSim Consultants	GeoSim
gold	Au
induced polarization	IP
inductively coupled plasma	ICP
inductively coupled plasma-atomic emission spectroscopy	ICP-AES
International Organization for Standardization	ISO
inverse distance squared	ID2
Kaymin Resources Ltd	Kaymin
Large Ion Lithophile	LIL
light detection and ranging	LiDAR
Michigan Technological University	MTU
Mount Logan Resources Ltd	Mount Logan
Mustang Minerals Corp	(Mustang)
National Instrument 43-101	NI 43-101
nearest neighbour	NN
nickel	Ni
North American Datum	NAD
ordinary kriging	OK
Pacific North West Capital Corp.	PFN
palladium equivalent	PdEq

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palladium	Pd
platinum group elements	PGE
platinum	Pt
preliminary economic assessment	PEA
qualified person	QP
quality assurance/quality control	QA/QC
River Valley Project	the Project
River Valley Property	the Property
SGS Canada Inc	SGS
silver	Ag
Tetra Tech Wardrop	Tetra Tech
Universal Transverse Mercator	UTM

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1.0 SUMMARY

The River Valley Property (the Property) is a magmatic contact-hosted platinumpalladium-gold (platinum group elements (PGE)) project located in northeastern Ontario, approximately 60 km northeast of Sudbury. The Property claim group consists of 418 mining claims in 40 claim units that cover approximately 6,688 ha, and are centered at approximately 555371 mE and 5172514 mN (North American Datum (NAD) 83-Universal Transverse Mercator (UTM) Zone 17T). The claims are currently 100% owned by Pacific North West Capital Corp. (PFN).

The Property has seen extensive exploration, which started in earnest in 1999 with work by PFN. To date a total of 596 boreholes have been completed on the Property. Tetra Tech Wardrop (Tetra Tech) has been commissioned to generate a new resource estimate and technical report. This report has been prepared in accordance with National Instrument 43-101 (NI 43-101) and the Form 43-101F1.

1.1 GEOLOGY

The River Valley Project (the Project) is part of the Paleoproterozoic East Bull Lake Intrusive Suite, dated between 2491 and 2475 Ma, and consists of a total of eight distinct bodies of dominantly gabbronorite to gabbroic anorthosite.

The East Bull Lake Suite Intrusions exhibit geochemical characteristics consistent with being derived from fractionated tholeiitic or high-alumina tholeiitic parental magmas. The estimated parental magma compositions for the East Bull Lake Suite Intrusives are thus broadly similar to those postulated for the intrusive suite in the world class Noril’sk-Talnahk nickel-copper-PGE camp in Siberia.

The three largest and most economically interesting bodies of the East Bull Lake Suite Intrusives are the East Bull Lake and Agnew Intrusions (situated within the Sudbury Province) and the River Valley Intrusion (situated in the Grenville Front Tectonic Zone). The River Valley Intrusion, the largest of the East Bull Lake Intrusive Suite by area, covers an area of approximately 200 km2.

The contact between the River Valley Intrusion and the Archean basement trends southeasterly for a distance of approximately 10 km. On the basis of surface mapping and diamond drilling the idealized sectional stratigraphy of the mineralized environment comprises five major units, from the layered rocks of the River Valley Intrusion in the west to the igneous basal contact of the intrusion to the east.

The mineralized breccia unit occurring at the contact has been identified along most of this 10 km strike length. The contact is divided into several areas based on structural offsetting, alteration grades and grade distribution.

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1.2 CONCLUSIONS

The Project database is up to date, and includes the results of the 2011 drilling program. The borehole database has been validated against the original drill logs and assay certificates. As a result, Tetra Tech is of the opinion that using all the diamond drilling is appropriate for any resource estimate.

All the procedures implemented by PFN in regards to core logging, sample collection, sample analysis and quality assurance/quality control (QA/QC) meet industry standards. The data quality supports the resources estimate. The resource estimate update was completed on the Dana North, Dana South, Banshee, Lismer, Lismer Extension, Varley, Azen and Razor Zones, using the ordinary kriging (OK) methodology on an uncapped and composited borehole dataset consistent with industry standards. Validation of the results was conducted through the use of visual inspection, swath plots, and global statistical comparison of the model against an inverse distance squared (ID2) and nearest neighbour (NN) models.

Table 1.1 summarizes the results of the resource estimation.

Tetra Tech believes further exploration is warranted to advance the Project towards a preliminary economic assessment (PEA).

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Table 1.1 River Valley Resource Summary (using 0.8 g/t PdEq Cut-off)

Zone	Tonnes (t)	Pd (g/t)	Pt (g/t)	Rh (g/t)	Au (g/t)	Ag (g/t)	Cu (%)	Ni (%)	Co (%)	PdEq (g/t)
Measured
Azen	-	-	-	-	-	-	-	-	-	-
Banshee	-	-	-	-	-	-	-	-	-	-
Dana	9,622,180	0.66	0.24	0.023	0.05	0.70	0.07	0.02	0.003	1.56
Dana South	5,980,550	0.79	0.26	0.027	0.05	0.56	0.06	0.01	0.003	1.68
Lismer	9,982,120	0.50	0.20	0.018	0.04	0.40	0.05	0.02	0.003	1.24
Lismer Extension	-	-	-	-	-	-	-	-	-	-
Razor	-	-	-	-	-	-	-	-	-	-
Varley	-	-	-	-	-	-	-	-	-	-
Total Measured	25,584,850	0.63	0.23	0.022	0.04	0.55	0.06	0.02	0.003	1.46

Indicated
Azen	-	-	-	-	-	-	-	-	-	-
Banshee	-	-	-	-	-	-	-	-	-	-
Dana	14,076,300	0.60	0.22	0.021	0.04	0.52	0.07	0.02	0.003	1.45
Dana South	8,040,000	0.70	0.24	0.024	0.04	0.59	0.05	0.01	0.003	1.49
Lismer	16,300,300	0.48	0.19	0.018	0.04	0.05	0.06	0.02	0.003	1.25
Lismer Extension	13,690,300	0.57	0.23	0.021	0.04	0.12	0.06	0.02	0.002	1.37
Razor	-	-	-	-	-	-	-	-	-	-
Varley	13,647,800	0.53	0.21	0.019	0.03	0.17	0.05	0.01	0.002	1.27
Total Indicated	65,754,700	0.56	0.21	0.020	0.04	0.26	0.06	0.02	0.003	1.35

table continues…

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Zone	Tonnes (t)	Pd (g/t)	Pt (g/t)	Rh (g/t)	Au (g/t)	Ag (g/t)	Cu (%)	Ni (%)	Co (%)	PdEq (g/t)
Measured + Indicted
Azen	-	-	-	-	-	-	-	-	-	-
Banshee	-	-	-	-	-	-	-	-	-	-
Dana	23,698,480	0.63	0.23	0.022	0.04	0.59	0.07	0.02	0.003	1.49
Dana South	14,020,550	0.74	0.25	0.025	0.04	0.58	0.05	0.01	0.003	1.57
Lismer	26,282,420	0.49	0.19	0.018	0.04	0.18	0.06	0.02	0.003	1.25
Lismer Extension	13,690,300	0.57	0.23	0.021	0.04	0.12	0.06	0.02	0.002	1.37
Razor	-	-	-	-	-	-	-	-	-	-
Varley	13,647,800	0.53	0.21	0.019	0.03	0.17	0.05	0.01	0.002	1.27
Total Measured + Indicated	91,339,550	0.58	0.22	0.021	0.04	0.34	0.06	0.02	0.003	1.38

Inferred
Azen	16,095,000	0.37	0.15	0.014	0.03	0.08	0.05	0.03	0.001	1.11
Banshee	3,320,000	0.35	0.19	0.015	0.03	-	0.05	0.01	-	1.00
Dana	-	-	-	-	-	-	-	-	-	-
Dana South	-	-	-	-	-	-	-	-	-	-
Lismer	303,000	0.31	0.13	0.012	0.03	-	0.06	0.02	0.002	0.92
Lismer Extension	-	-	-	-	-	-	-	-	-	-
Razor	16,163,000	0.36	0.12	0.013	0.02	0.16	0.06	0.03	0.003	1.05
Varley	30,000	0.30	0.15	0.012	0.03	-	0.07	0.01	0.002	0.94
Total Inferred	35,911,000	0.36	0.14	0.014	0.03	0.11	0.06	0.03	0.003	1.07

Note: PdEq – palladium equivalent

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1.3 RECOMMENDATIONS

It is Tetra Tech’s opinion that additional exploration expenditures are warranted to improve the viability of the project and advance the project towards a PEA. It is recommended that PFN undertake a two-stage exploration program focused on delineation and expansion drill programs that will concentrate on the open pit potential along strike and down-dip of the known resources.

Each program can be carried out concurrently and independently of each other, as neither is contingent on the results of the other.

1.3.1 PHASE 1 – HIGH -GRADE DOMAIN DELINEATION

The Phase 1 exploration program is planned to test the extension and continuity of high-grade domains in and adjacent to the Dana North and Dana South mineralized zones. The drill program should target potential extensions of high-grade domains along strike and across strike of Dana North, including the immediately adjacent River Valley Intrusion and country rocks.

In addition, the drill program should test the continuity of metal grades internally within the Dana North and Dana South zones. One hole should be drilled obliquely down-dip within each of the two zones. After logging and sampling for assay, the core should be submitted for metal recovery testing at an independent laboratory.

The estimated cost of the program is approximately $1.1 million.

1.3.2 PHASE 2 – RESOURCE EXPANSION AND NEW RESOURCE IDENTIFICATION

The Phase 2 exploration program is planned to expand the resources and to increase the confidence of the resource by improving resource categories. The drill program should test targets adjacent to and down-dip of Dana South, Lismer Extension, Lismer Ridge, and Varley zones. The program should also advance the resources at Banshee from Inferred to Indicated, and better delineate the boundaries of that zone.

Downhole induced polarization (IP) surveys should be carried out on selected deep drillholes for the detection of off-hole geophysical anomalies. Ground mapping and prospecting surveys should be carried out over airborne and ground geophysical anomalies. Anomalies of interest should be covered by ground geophysics for new drill targets.

A high-resolution topographic survey, such as light detection and ranging (LiDAR), should be flown over the Property to allow for a topographic base leading into a PEA.

The program is estimated to cost $6.9 million.

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2.0 INTRODUCTION

The Property is a PGE-bearing intrusive system project located approximately 60 km northeast of Sudbury in northeastern Ontario. The claims are currently 100% owned by PFN.

A significant amount of work has been conducted on the Property since 1960s, with the majority of the work conducted since 1999 by PFN.

To date, PFN has delineated eight mineralized zones on the Property through the completion surface exploration and diamond drillholes.

In June 2011, Tetra Tech was commissioned by PFN to complete a resource estimate update and technical report on the Property. The object of the report is to:

  prepare a technical report on the Project in accordance with NI 43-101 summarizing land tenures, exploration history, and drilling disclose a current mineral resource on the Property
  provide recommendations and budget for additional work on the Property.

This report has been prepared in accordance with NI 43-101, Form 43-101F1 and Companion Policy 43-101CP.

All data reviewed for the report was provided by PFN in digital format, with access to paper reports and logs when requested. The work completed by PFN encompasses exploration, primarily diamond drilling. Historical work conducted in the region has been compiled by PFN and was available for review.

The author and qualified person (QP) of this report, Mr. Todd McCracken, P.Geo., is a professional geologist with 20 years of experience in exploration and operations, including several years working in magmatic PGE-nickel sulphide deposits. Mr. McCracken visited the Property on for one day on July 25, 2011. Mr. McCracken as accompanied by Mr. Richard Zemoroz, Project Geologist with PFN.

Tetra Tech considers the site visit current, per Section 6.2 of NI 43-101CP, on the basis that the material work completed on the Property since the date of the site visit was partially reviewed during the initial site visit and all practices and procedures documented were adhered to.

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3.0 RELIANCE ON OTHER EXPERTS

Tetra Tech has reviewed and analyzed data and reports provided by PFN, together with publicly available data, drawing its own conclusions augmented by direct field examination.

Tetra Tech has relied on others for information in this report. Information from third party sources are quoted as a report or referenced.

Tetra Tech is not qualified to provide extensive comment on legal issues, including status of tenure associated with the Property referred to in this report. A description of the Property and ownership found in Section 4.0 was provided by PFN and was sourced from the Government of Ontario website (http://www.mndm.gov.on.ca/mines/claimaps_e.asp) . The information is provided for general purpose only.

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4.0 PROPERTY DESCRIPTION AND LOCATION

The Property lies within Dana and Pardo Townships and is located about 100 road kilometres (60 km direct) northeast of the City of Greater Sudbury, Ontario (Figure 4.1 and Figure 4.2), and centered at approximately 555371 mE and 5172514 mN (NAD83-UTM Zone 17T). The Property is accessed from Sudbury by traveling east along Highway 17 for 100 km to the town of Warren, at this point turn north onto Highway 539. Travel north along Highway 539 for 22 km to the junction of Highway 805. Travel northwest along Highway 805 from the village of River Valley, a distance of about 19.5 km from the Temagami River. Turn right onto a logging road, for about 800 m, then right at a fork in the road, and continue an additional 200 m. At this point several skidder roads and access trails lead south toward the mineralized zones.

The Property claim group consists of 418 mining claims in 40 claim units that cover approximately 6,688 ha (Table 4.1). The majority of the claims are located in the Dana Township with only nine of the claim blocks being located immediately to the north in Pardo Township (Figure 4.3). The majority of the claim group is contiguous, with the exception of claim S-1229380 and claim S-3004262 which are located south of the main group in Dana Township.

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Table 4.1 Provincial Location Map

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Figure 4.2 Location Map

Table 4.1 River Valley Mining Leases and Claims

Mining Lease/ Claims	Size (ha)	Township	Recorded	Current Expiry Date
CLM450	4,777.181	Dana	01-Nov-11	31-Oct-32
CLM451	570.308	Pardo	11-Jan-12	28-Feb-33
S 3017059	256.000	Pardo	08-Apr-04	05-Oct-12
S 3017060	256.000	Pardo	08-Apr-04	05-Oct-12
S 3017061	256.000	Pardo	08-Apr-04	05-Oct-12
S 3017062	256.000	Pardo	08-Apr-04	05-Oct-12
S 3017085	256.000	Pardo	08-Apr-04	05-Oct-12

Source: http://www.mndm.gov.on.ca/mines/claimaps_e.asp

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Figure 4.3 River Valley Lease and Claim Map

On April 7, 2011 PFN announced that they had closed the purchase of the remaining 50% interest in the unincorporated joint venture covering the Project from Anglo American Platinum Limited (Amplats) through its wholly-owned subsidiary, Kaymin Resources Ltd. (Kaymin). Pursuant to the terms of the agreement with Amplats and Kaymin, as announced in PFN’s news release of January 31, 2011, a total of 8,117,161 fully paid and non-assessable common shares of PFN (reflecting a 12% interest in PFN based upon the issued and outstanding common shares of PFN as of November 30, 2010 (67,643,008)) and three-year warrants to purchase up to 3,000,000 common shares of PFN at a price of Cdn$0.30 per common share have been issued to Kaymin for its 50% interest in the joint venture. The transaction provided PFN with an undivided 100% interest in the Project.

Land or work permits are not required at this stage of the Project.

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Initial contact and meeting has been made with aboriginal groups whose jurisdictions overlie the Property. These groups are the Temagami First Nation and the Metis Nation of Ontario. A site visit by representatives of the Temagami Nation has been planned, but not yet conducted at the time this report was published.

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5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1 SITE TOPOGRAPHY, ELEVATION, AND VEGETATION

The Property lies at a mean elevation of about 325 masl. Relief is moderate and typical of Precambrian Shield topography. The eastern part around Azen Creek is lower and marshy. Forest cover is mainly poplar with about 25 to 33% white pine regrowth.

Outcrop exposure on the Property is limited to about 20% with the remaining areas covered mostly by a thin (less than 1 m) veneer, yet locally reach 10s of metres of glacial till; gravel, outwash sand and silt. Most of the area around the Dana Lake Lismer Ridge, Casson, Varley and Azen Creek areas has been logged within the past 10 years and logging has been taking place in the Lismer Ridge area since the summer of 2003.

5.2 ACCESS

The Property is accessed from Sudbury by travelling east along Highway 17 for 100 km to the town of Warren, at this point turn north onto Highway 539. Travel north along Highway 539 for 22 km to the junction of Highway 805. Travel northwest along Highway 805 from the village of River Valley, a distance of about 19.5 km from the Temagami River. Turn right onto a logging road, for about 800 m, then right at a fork in the road, and continue an additional 200 m. At this point several skidder roads and access trails lead south toward the mineralized zones.

Lismer Zone can be accessed by all-terrain vehicle (ATV) trail from Highway 805 by turning east at a gravel pit at kilometre 14 (ATV trail at north edge of pit) and following the trail for about 6 km.

The region is serviced by Highway 17, a part of the Trans-Canada Highway network and the Sudbury Regional Airport which has daily regional flights to Thunder Bay, Toronto, Timmins, and Ottawa.

5.3 CLIMATE

There is no active weather station at the village of River Valley. The climate in the region is typical Canadian Shield summers and winter with temperatures averaging from 19°C in the summer to -13°C in the winter. Precipitation comes in the form of 30 to 64 cm of snow in the winter months and 77 to 101 mm of rain in the summer ( http://www.theweathernetwork.com/statistics/cl6068150 ).

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Drilling and geophysical surveys can be carried out year round from skidder roads. Surface bedrock exploration can be done for about seven to eight months of the year.

5.4 INFRASTRUCTURE

The City of Greater Sudbury, a major mining and manufacturing city, can provide all of the infrastructure and technical needs for any exploration and development work.

A 230 kV transmission line is located passing through Warren, approximately 22 km from the Project. A 115 kV transmission line passes through the village of Field, located approximately 15 km to the east of the Project.

Water is abundant in region from numerous lake and rivers to support exploration and mining activities.

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6.0 HISTORY

The exploration history of the region dated back to the 1960s, with work on the Property starting in earnest in 1999. Table 6.1 summarizes the history of the Property and discloses historical estimates. Historical estimates within the table are considered relevant but not reliable. A QP has not done sufficient work to classify the historical estimate as a current mineral resource. PFN is not treating the historical estimates as current resources and the historical estimates should not be relied upon.

A summary of the historic metallurgical studies are provided in Section 13.0.

Table 6.1 History

Year	Company	Activities	Historical Resource Estimate
1963	Tomrose Mines Ltd.	• Prospecting and trenching over Prospectus, furthering prospecting was recommended.	-
1963	Tomrose Mines Ltd.	• Diamond drill program on Tomlinson Property, additional work recommended.	-
1964	Tomrose Mines Ltd.	• Geochemical exploration of overburden areas recommended over Prospectus, several areas across Property were recommended for specific drilling targets.	-
1965	Falconbridge Ltd.	• An electromagnetic (EM) survey was conducted over Tomrose Option, no further work was recommended.	-
1966	Azen Mines Ltd.	• Magnetometer survey over Harper property. Further prospecting of anomalous areas was recommended.	-
1968	Kenco Exploration (Canada) Ltd.	• Airborne mag-EM survey over Janes, Davis, Henry, and Dana Townships.	-
1969	Kenco Exploration (Canada) Ltd.	• J.P. Patrie exposed mineralization in trenches and pits.	-
1996	WMC International	• Geological and geochemical exploration along the Project included: reconnaissance traversing, regional airborne geophysical survey, ground truthing of weak EM anomalies, and regional till-sampling program.	-
1997	Tenajon Resources	• Two phases of exploration; the first consisted of mapping/prospecting while the second included stripping, detailed mapping, and channel sampling focused on the Pardo property.	-
1998	Luhta, Bailey, and Orchard	• Prospecting and sampling on 18 contiguous claims in Pardo and Dana Townships.	-

table continues…

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	15	1193250100-REP-R0001-01

Year	Company	Activities	Historical Resource Estimate
1999	Aquiline Resources	• Reconnaissance exploration fieldwork along the edges of intrusion.	-
1999	Mustang Minerals	• Prospecting and grab samples on Mustang South & North Grid (Dana Township), 78 km line cutting and magnetic surveying by Dan Patrie Exploration Ltd.	-
2000	Platinum Group Metals Ltd.	• Exploration along Brady Janes property included soil and rock samples, prospecting on claims at Henry Township and south-central James Township, geological mapping and geochemical sampling program over Henry Block.	-
2000	Mustang Minerals	• Geological exploration along Mustang North Grid which included mapping, sampling, prospecting, and a ground magnetic survey.	-
2000	Mustang Minerals	• Quantec Geoscience conducted IP/resistivity surveys along South Grid (Crera Township) and the North Grid (Dana and McWilliams Townships).	-
2001	Aquiline Resources	• Geological mapping and sampling on Anaconda Project. Ironbank International was commissioned to complete channel sampling across IP targets. JVX conducted IP/resistivity and magnetometer surveys on Dana North property.	-
2001	Mustang Minerals	• Second phase of mapping and sampling was conducted on three separate grids (North, Southeast, and Regional Central). Geophysical survey along Henry Grid, Diagonal Grid. Magnetometer and IP survey carried out on Mustang Mineral's Dana-McWilliams Property conducted by Vision Exploration. Line cutting in Upper Canada Claim Group by Vision. Quantec Geoscience conducted IP surveying on North Extension of the River Valley Property and Upper Canada Claim Property. Seventeen thousand metre diamond drill program designed and completed.	-
2002	Aquiline Resources	• JVX Ltd. refurbished gridlines and conducted IP/Resistivity and Magnetometer surveys on Anaconda Project, five IP anomalies identified.	-
2002	Mustang Minerals	• Vision Exploration conducted a Magnetometer Survey over Southeast Grid. Two target areas were drilled within the North Grid totalling nine holes. LG Property added to Mustang in 2001 and consisted of line cutting, ground magnetometer, IP survey, mapping, sampling, and prospecting.	-
2003	Aquiline Resources	• Ironbank International was commissioned for design and implementation a drilling program to test geophysical (IP) targets on Aquiline's AQI Project (formerly Anaconda). 15 holes were drilled, totaling 2,000 m.	-

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	16	1193250100-REP-R0001-01

6.1 HISTORICAL METALLURGICAL STUDY

Previous metallurgical studies completed on the Project must be classified as limited and selective. Testing has been done on high-grade sample of limited size and not all the zones were tested.

In the fall of 1999, as part of a senior graduate course at Michigan Technological University (MTU) and sponsored in part by PFN and Amplats, Erik Luhta obtained a mini-bulk rock sample totalling 4,264 lb from the Dana Lake area. Specifically, the sample was collected (blasted) from the North Zone 2 (1,333.3 lb net crushed) and South Zone (2,197.0 lb net crushed) in areas that had relatively high PGM assays, as determined from 1999 detailed surface sampling (Luhta et al.1999).

The specific gravity of the material was found to be 2.9. Pilot plant grinding and flotation tests resulted in recoveries of 81.4% copper, 73.4% gold, 68.5% platinum, 74.1% palladium, 27.5% rhodium, and 29.4% nickel. However, steady state was not achieved during this run due to the exhaustion of material after only a few hours of operation.

The 2006 flotation test work on a sample from the Project, (Malysiak 2006) compared their results with previous test work by Hey and Plint in 2001.

The 2006 tests were completed on a composite sample comprised of four samples in equal portions from Dana South Site A – MET 750, Dana South Site B – MET 751, Dana North Road Zone – MET 752, and Dana North Zone 2 – MET 753 while the 2001 testing was conducted on 13 borehole samples and consisted of the highest-grade intersections from each hole.

The platinum and palladium recoveries were enhanced up to 10% by increasing the grind from 60% -75 μm to 80% -75 μm. Nevertheless, the overall flotation response was still low compared to a typical platinum operation.

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	17	1193250100-REP-R0001-01

7.0 GEOLOGICAL SETTING AND MINERALIZATION

7.1 REGIONAL GEOLOGY

The Paleoproterozoic East Bull Lake Intrusive Suite, dated between 2491 and 2475 Ma, consists of eight distinct bodies of dominantly gabbronorite to gabbroic anorthosite that occur in both the Southern and Grenville provinces between Elliot Lake and the Temagami River (Figure 7.1) (Easton 1999; James et al. 2002a). Intrusions of the East Bull Lake Intrusive Suite share a number of common characteristics in addition to lithology, including typically sill-like to lopolithic forms, igneous layering, and anomalous PGE content. The emplacement of the East Bull Lake Intrusive Suite bodies, the subsequent eruption of volcanic rocks belonging to the Huronian Supergroup, and the formation of the depositional basin filled by Huronian Supergroup sediments is attributed by most authors to a Paleoproterozoic intracontinental rifting event, which resulted from a mantle plume that was centered near Sudbury (Easton 2003; Easton et al. 2004). Rift-related magmatic activity is also manifested in the gabbroic rocks of the Hearst-Matachewan dyke swarm.

The East Bull Lake Suite Intrusions exhibit geochemical characteristics (high aluminum, relatively low magnesium and Large Ion Lithophile (LIL)-enriched trace element profiles) consistent with being derived from fractionated tholeiitic or high-alumina tholeiitic parental magmas (Peck et al. 1993; Peck et al. 1995; Vogel et al. 1998). The estimated parental magma compositions for the East Bull Lake Intrusive Suite are thus broadly similar to those postulated for the intrusive suite in the world class Noril’sk-Talnahk nickel-copper-PGE camp in Siberia (Findlay 2001).

The three largest and most economically interesting bodies of the East Bull Lake Intrusive Suite are the East Bull Lake and Agnew Intrusions (situated within the Sudbury Province) and the River Valley Intrusion (situated in the Grenville Front Tectonic Zone). Smaller bodies include the intrusions in Drury, Falconbridge, May, Street, and Wisner Townships (Easton et al. 2004).

The most completely preserved of the three largest bodies is the Agnew Lake Intrusion with approximately 2 km of stratigraphy being preserved; while the East Bull Lake and River Valley Intrusions have roughly only 1 km. The significant volume of melanocratic norites and troctolites recognized in the River Valley Intrusion are not present in the intrusions west of the Grenville Front, and may indicate that the former represent a deeper part of the stratigraphy (Easton et al. 2004).

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	18	1193250100-REP-R0001-01

Figure 7.1 Regional Geology

An economically important feature commonly shared by the Agnew Lake, East Bull Lake, and River Valley Intrusions is the occurrence of a copper-nickel-PGE-bearing breccia unit situated at the base of the intrusions, where the footwall contact is preserved. The breccia units are characterized by inclusions of footwall and cognate mafic to ultramafic xenoliths and autoliths set within a gabbronorite to olivine-bearing gabbronorite matrix. Near the contact, marginal footwall breccias and zones of extensive footwall dikes may also be present. Blebby to disseminated chalcopyrite and pyrrhotite, typically in modal amounts from 0.5 to 2%, occur in the matrix of the marginal and brecciated rocks, and occasionally within the breccia’s more mafic fragments. This sulphide mineralization commonly contains between 1 g/t and 5 g/t combined platinum-palladium-gold, and remains the focus of current mineral exploration (James et al. 2002a; 2002b).

7.2 PROPERTY GEOLOGY

The River Valley Intrusion, the largest of the East Bull Lake Intrusive Suite by area, covers an area of approximately 200 km2 and underlies parts of Crerar, Dana, Henry, Janes, and McWilliams Townships.

On the ground held by PFN, the contact between the River Valley Intrusion and the Archean basement trends south-easterly for a distance of approximately 10 km, from the northwest corner of Dana Township through to the south central Dana-McWilliams townships boundary. The mineralized breccia unit occurring at the contact has been identified along most of this 10 km strike length. The contact is

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	19	1193250100-REP-R0001-01

divided into several areas. Starting in the northwest and preceding to the southeastern extent of the Property these areas are: Dana North, Dana South, Banshee, Lismer Extension, Lismer Ridge, Varley, Azen, Jackson’s Flats, and Razor. Drill data suggests that the dip between the contact of the mineralized breccia and the Archean footwall gneiss ranges from about 65 to 75° west, toward the intrusion. The dip is however highly variable along strike, ranging from 65 to 85° west to 65 to 85° east. East of the Dana South area, drill data suggests that the Archean-River Valley Intrusion contact generally dips into the intrusion at 60 to 70°.

Along the Grenville Front, in northwest Dana Township, the River Valley Intrusion is in thrust contact with quartzite of the Mississagi Formation (Davidson 1986). In west central and southwest Dana Township, the River Valley Intrusion forms a contact with mafic and felsic metavolcanic rocks of the lower Huronian Supergroup (Easton and Hrominchuk 1999).

The River Valley Intrusion in Dana Township, north of the Sturgeon River Fault, shows an increase in metamorphic grade southeast away from the Grenville Front and into the main Grenville terrane. River Valley Intrusion rocks west of Dana Lake have a mid-to upper greenschist facies imprint. In the Lismer Ridge Zone metamorphic grade is lower amphibolite facies. East of Lismer, from the Varley to Razor areas, metamorphic grade is mid-to upper amphibolite.

North of the Sturgeon River Fault in Dana Township, numerous northeast-trending discreet shears/faults transect the River Valley Intrusion and are interpreted to be synchronous with development of the Grenville Front Thrust and Grenville Thrust Boundary Fault.

Two north-trending faults cut the River Valley Intrusion north of the Sturgeon River fault in Dana Township. These north-south faults (the Drop Zone West and Drop Zone East faults) occur approximately 500 m apart and bound a segment of the RVI intrusion that has an apparent displacement of 1.3 km to the south. It is possible that the West and East Drop Zone faults are part of the Upper Wanapitei River fault system, which has a protracted history dating back to at least 2170 Ma (Buchan and Ernst 1994 in Easton 2003).

A zone of northwest-trending faults (Turtle Creek, Martin Creek and Cre-Mac Faults) transects the Property held by PFN, and parallel the Sturgeon River Fault. The Sturgeon River Fault is an important structural feature within the River Valley Intrusion, juxtaposing highly deformed and recrystallized River Valley Intrusion rocks of the Grenville Province in Crerar Township against River Valley Intrusion rocks of the Southern-Grenville Province Boundary Zone in Dana Township (Easton 2003). River Valley Intrusion rocks north of the Sturgeon River Fault generally are much less deformed and often exhibit preserved or partly preserved primary mineralogy. A northwest-trending syncline may form a major structure within the area currently owned by PFN. The syncline (referred to as the Turtle Creek syncline) trends northwest across the eastern portion of the Property. East of the Drop Zone East

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	20	1193250100-REP-R0001-01

Fault, the synclinal axis of the fold trends sub-parallel to the River Valley Intrusion- Archean contact (Figure 7.2).

On the basis of surface mapping and diamond drilling, the idealized sectional stratigraphy of the mineralized environment comprises five major units, from the layered rocks of the River Valley Intrusion in the west to the igneous basal contact of the intrusion to the east (Figure 7.3):

  Layered Sequence: units of massive pyroxenite to anorthosite, forming the bulk of the River Valley Intrusion; layering is poorly developed but where present is subvertical.
  Inclusion-bearing Zone: 1.65 to 98.50 m wide; scattered, elevated PGM values; mainly leucogabbro-gabbro fragments (less than 20% volume) with either fine-grained mafic matrix or medium-grained felsic matrix; fragments are generally larger (decimetre to metre scale) than those in the Breccia Zone.
  Breccia Zone: 11.50 to 193.05 m wide; elevated PGM values (Main Zone); mainly gabbro-melagabbro fragments (greater than 20% volume) with fine-to medium grained mafic matrix; fragments are generally small (centimetre to decimetre scale).
  Boundary Zone: 0 to 40 m wide; also referred to as footwall breccia; where present, consists of country rock (Archean paragneiss/migmatite) mixed with River Valley Intrusive rocks.
  Country Rock: Footwall or hanging wall Archean paragneiss-migmatitegabbro and possibly Huronian sedimentary rocks.

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	21	1193250100-REP-R0001-01

Figure 7.2 Property Geology

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N
Symbols
River Valley Property Boundary
Geol contact
Faults
Folds
Grenville Fronts
1973 Lumbers
2001 Easton
2006 PFN
Map Units
Waterbody
Rock Types
12, Sudbury Diabase
11, Nipissing Mafic Intrusive
10, Huronian Sediments
9, Huronian Volcanics
8, Ferrodiorite Breccia
7, Matachewan Diabase
6, Upper Leucogabbronorite
5B, Layered Gabbronorite
5A, Olivine Gabbronorite
4, Oxide-Gabbronorite
3, Marginal Leucogabbronorite
2, Breccia
1, Archean
Dana North
Dana South
Lismer Extension
Lismer Ridge
Banshee
Varley
Azen
Razor
Kilometres
0
1
2
3
4
06/01/2012 KW
TETRA TECH
WARDROP

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	22	1193250100-REP-R0001-01

Figure 7.3 Stratigraphic Section

Source: Jobin-Bevans 2004

7.3 MINERALIZATION

An economically important feature commonly shared by the Agnew Lake, East Bull Lake and River Valley Intrusions is the occurrence of a copper-nickel-PGE bearing breccia unit situated at the base of the intrusions, where the footwall contact is preserved. The breccia units are characterized by inclusions of footwall and cognate mafic to ultramafic xenoliths and autoliths set within a gabbronorite to olivine-bearing gabbronorite matrix. Near the contact, marginal footwall breccias and zones of extensive footwall dikes may also be present. Blebby to disseminated chalcopyrite and pyrrhotite, typically in modal amounts from 0.5 to 2%, occur in the matrix of the marginal and brecciated rocks and occasionally within the breccia’s more mafic fragments. This sulphide mineralization commonly contains between 1 g/t and 5 g/t combined platinum-palladium-gold. On the basis of work completed to date, several

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	23	1193250100-REP-R0001-01

important observations and conclusions can be made regarding the geological environment of the contact-type PGM-copper-nickel sulphide mineralization on the Property:

  The Breccia Zone (approximately 10 to 195 m intersections), which includes the main mineralized breccia or Main Zone, has relatively consistent, elevated PGM values. The Main Zone occurs within about 20 m of the intrusive contact with Archean paragneiss and migmatite.
  The Inclusion-Bearing Zone (approximately 1.0 to 100 m intersections) is variably mineralized and has scattered, elevated PGM values.
  Sulphide contents generally range from 1 to 5% total sulphide but can be as high as 10% when occurring as localized clusters of disseminated and bleb sulphide. There is a moderate correlation between PGM-bearing sulphide mineralization and patches of blue-grey quartz (referred to as cauliflower) and/or elevated biotite concentrations.
  The majority of sulphide mineralization occurs as magmatic sulphide grains that are primarily disseminated and bleb textured, with subordinate net-textures. Principal sulphide minerals are chalcopyrite, pyrrhotite, and pentlandite with subordinate pyrite, cubanite and bornite.
  Although the mineralized sections at the Dana Lake Area and Lismer Ridge are broadly similar, there are several notable differences. Mafic rocks at Lismer Ridge commonly develop a moderate foliation and tend to have a higher proportion of chlorite and biotite. There is also a higher proportion of visible chalcopyrite relative to pentlandite + pyrrhotite at Lismer Ridge and chalcopyrite is more commonly re-crystallized along foliations. At Lismer Ridge, blue quartz is not as prolific within the mineralized sections. These differences are likely the result of a slightly higher metamorphic grade at Lismer Ridge (mid-to upper-amphibolite facies), relative to the Dana Lake Area (greenschist facies).

Table 7.1 lists the typical minerals with economic potential that have been observed at the Project by x-ray diffraction and scanning electron microscope studies of hand samples.

Table 7.1 Minerals

Minerals	Formula
Chalcopyrite	CuFeS2
Pyrrhotite	Fe(1-x)S
Pentlandite	(Fe, Ni)9S8
Pyrite	FeS2
Cubanite	CuFe2S3
Bornite	Cu5FeS4
Sperrylite	PtAs2

table continues…

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	24	1193250100-REP-R0001-01

Minerals	Formula
Mackinawite	(Fe, Ni)9S8
Cubanite	CuFe2S3
Arsenopyrite	FeAsS

The zones of mineralized breccia starting in the northwest and proceeding to the southeastern extent of the contact on the Property are: Dana North, Dana South, Banshee, Lismer’s Extension, Lismer’s Ridge, Varley, Azen, Jackson’s Flats, and Razor (Figure 7.4)

Figure 7.4 River Valley Mineral Zones

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	25	1193250100-REP-R0001-01

7.3.1 DANA NORTH

Dana North the most northwestern zone has a strike length of approximately 1000 m. The zone dips steeply to the west-southwest at 80 to 85°. The rocks have under gone lower to middle green schist facies metamorphism. This area exhibits little structural disturbance. The zone averages 50 m in width but varies greatly from hole to hole (Figure 7.5).

Figure 7.5 Oblique Long Section Dana North

Note: Not to scale.

7.3.2 DANA SOUTH

Proceeding southeast, Dana South is approximately 500 m in length, dips at 80 to 85° to the west-southwest and varies greatly in width between holes and sections. The rocks here have under gone mid-to upper green schist metamorphism the southern extent of this zone exhibits structural disturbance due to the proximity of the Dana Lake Shear Zone (Figure 7.6).

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	26	1193250100-REP-R0001-01

Figure 7.6 Oblique Long Section Dana South

Note: Not to scale.

7.3.3 BANSHEE

The next zone further to the southeast is Banshee Lake which is a fault-offset band of marginal series rocks. This block of "breccia" has been displaced approximately 350 m to the southwest. The metamorphic grade of the rock here is lower amphibolite facies. The strike length of this zone is approximately 500 m and dips to the southwest at 60 to 70°. The rocks here show relatively more structural fabric in the way of fracture, shears, and foliation then at Dana (Figure 7.7).

Figure 7.7 Oblique Long Section Banshee

Note: Not to scale.

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	27	1193250100-REP-R0001-01

7.3.4 LISMER RIDGE AND LISMER EXTENSION

The next two zones, which can be described together due to the proximity and identical geology, are Lismer Extension and Lismer Ridge. These zones have a combined strike length of approximately 2,400 m dip east-southeast at about 60 to 70°. These zones have a lower to mid-amphibolite grade metamorphic over print and exhibit a more penetrate structural fabric in the way of foliation thru out then the last zones. The rocks are more highly chloritized and carry more biotite relative to the other zones. The sulphides are composed of a higher percentage of chalcopyrite and are recrystallized along foliation planes (Figure 7.8).

Figure 7.8 Oblique Long Section Lismer Ridge and Lismer Extension

Note: Not to scale.

7.3.5 VARLEY

The next zone is Varley, which has strike length of approximately 2,500 m and dips to the west at approximately 60 to 70°. The rocks here have undergone lower to mid-amphibolite grade metamorphism, but display little structural deformation (Figure 7.9) .

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	28	1193250100-REP-R0001-01

Figure 7.9 Oblique Long Section Varley

Note: Not to scale.

7.3.6 AZEN

At this juncture the contact swings to the east from the previous northwest-southeast orientation and is where the Azen Zone is encountered. This zone has a strike length of approximately 1,300 m and dips 30 to 50° south. The rocks have a mid amphibolite facies over print (Figure 7.10).

Figure 7.10 Oblique Long Section Azen

Note: Not to scale.

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	29	1193250100-REP-R0001-01

7.3.7 RAZOR

The last zone to the east is Razor, with a strike length of approximately 1,400 m. This zone dips progressively steeper to the east from about 80° to the south to steeply north at the far eastern end. The rocks have under gone upper amphibolite grade metamorphism (Figure 7.11).

Figure 7.11 Oblique Long Section Razor

Note: Not to scale.

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	30	1193250100-REP-R0001-01

8.0 DEPOSIT TYPE

Two styles of mineralization have been observed at the Project; contact nickel-PGE mineralization (US Geological Survey #5b) and reef PGE mineralization (US Geological Survey #2b) ( http://pubs.usgs.gov/bul/b1693/html/bullfrms.htm ).

The presence of several highly anomalous assays from rocks lying within higher portions of the River Valley Intrusion’s stratigraphy (i.e. Azen Creek Wonder Showing) suggests that there are opportunities for PGE mineralization such as reef-or stratabound-type targets or, narrow, high-grade breccia zones.

8.1.1 CONTACT -STYLE PGM MINERALIZATION

Contact-style PGM mineralization develops as the result of sulphur-saturation brought on by the interaction of the fertile parental magma with the surrounding country rock lithologies. The contamination of the initial fertile parental magma by the addition of either silicon dioxide and/or sulphur can directly result in sulphur-saturation and the separation of a PGE-rich immiscible sulphide. The addition of silicon dioxide and/or sulphur is typically achieved by the assimilation of either local country rock lithologies and/or the assimilation of breccia fragments previously developed along the contact margin. Analogies for this model include Lac Des Iles (northwestern Ontario), the Platreef (South Africa), and Portimo Complex (Finland).

Contact-style PGM mineralization is the most common form of PGM mineralization within the East Bull Lake Intrusive Suite. Mineralized zones are commonly restricted to within 200 to 300 m of the true footwall contact, and mineralized zones are commonly 20 to 100 m wide. Mineralization occurs typically as fine-to medium-grained disseminated to blebby chalocopyrite+pryrrhotite+pentlandite within a heterolithic gabbro to melagabbro breccia.

8.1.2 REEF -STYLE PGM MINERALIZATION

Reef-style PGM mineralization is a strata-bound or strata-form style of mineralization that typically occurs higher up in the stratigraphy of the intrusion at the contact between two separate and distinct lithological units. Sulphur-saturation and therefore sulphide segregation can be the result of the interaction between distinctly different types of magma, with sulphur-saturation occurring at their interface. Geochemical evolution of the overlying magma can also cause sulphur-saturation and the separation of immiscible sulphides can accumulate between the two units.

Due to the stratigraphic control and narrow target widths (1 to 10 m) of reef-style PGM mineralization, exploration programs must be focused entirely on the productive horizon. In order to identify the proper horizon, geochemical traverses are essential with the goal being to look for systematic changes in PGE and/or nickel-

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	31	1193250100-REP-R0001-01

copper tenors across lithological boundaries. Once the specific horizon is identified then grid sampling and ground-based geophysics should be used over the target area.

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	32	1193250100-REP-R0001-01

9.0 EXPLORATION

9.1 EXPLORATION PRIOR TO 2006

PFN has conducted exploration on the Property since 1999. A summary of the activities conducted by PFN and/or their joint venture partners is summarized below in Table 9.1.

Table 9.1 Exploration Work Prior to 2006

Year	Company	Activities
1999	PFN/Amplats	• With joint venture partner Amplats established a Phase 1 surface program which included: establishing detailed and regional exploration grids, regional prospecting and sampling, grid prospecting and sampling, preliminary geological grid mapping, stripping and cleaning of selected outcrops areas, detailed sampling, preliminary mapping, orientation biogeochemical survey, and orientation IP and ground magnetometer geophysical surveys.
2000	PFN/Amplats	• Phase 2 program surface consisted of; grid cutting, geophysical surveys, and regional mapping/prospecting and detailed mapping/sampling of new cleared areas over the Dana Lake Area and Lismer Ridge.
2001	PFN/Amplats	• Phase 3 surface program consisted of sample collections from the property with concentrations in the south eastern and western contact areas
2002	PFN/Amplats	• From period of October to December, Phase IV surface included; regional geological mapping and sampling, stripping, detailed mapping and sampling, and line cutting and IP and ground magnetometer geophysical surveys.
2003	PFN/Amplats	• SPECTREM Air flew airborne mag, EM, and radiometric surveys over the River Valley property.
2004	PFN/Amplats	• From period May to October, Phase VI surface included extensive geological mapping of the eastern portion of the property with the collection of samples
2005	PFN/Amplats	• From period December to October, a 35-40 t rock bulk sample was taken from four sites (two at Dana south, one at Road Zone, and one Dana North). Samples shipped to Amplats in South Africa for metallurgical testing. D.S. Dorland Ltd. surveyed the perimeter of the 33 claim block joint venture property in Dana and Pardo Townships. A trenching operation was undertaken on the northeast end of Lismer extension. Follow-up geological mapping and sampling was carried out

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	33	1193250100-REP-R0001-01

The information summarized in the table has not been reviewed by Tetra Tech and had been sources from various internal company reports and press releases available from PFN’s website.

9.2 2006 SURFACE PROGRAM

The surface program carried out from May to November 2006 was designed to follow up on the 2004 and 2005 surface programs. Mapping and prospecting was also carried out in areas where previous work was lacking.

The objectives of the surface program were as follows:

  map and sample areas that contain concentrations of anomalous samples as identified in the 2005 surface program (Figure 9.1, Table 9.2, and Table 9.3)
  decipher the contact relations between the River Valley Intrusion and the adjacent Huronian sediments on the western edge of the Property and the River Valley Intrusion outlier in the Pardo area prospecting and map the magnetic anomalies in the River Valley Intrusion/Huronian contact area of the Property cut a grid of 50 line kilometres in the Jackson’s Flats south area and perform IP and magnetic surveys (Figure 9.2 and Figure 9.3)
  prospect and trace the Olivine gabbronorite units exposed along the road in Jackson’s Flats south where anomalous samples were yielded during the 2005 surface program perform gravity survey profiles along selected traverses across the regional stratigraphy to see if this method would be a viable exploration tool and/or reveals useful information about the nature of the River Valley Intrusion conduct mobile metal ion geochemical orientation surveys over areas of known mineralization to determine whether this method would be responsive in the River Valley Intrusion PGM environment. If good results were obtained, then surveys would be conducted over prospective areas lacking outcrop.

This program consisted of 2,432 grab and 341 channel samples being taken.

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	34	1193250100-REP-R0001-01

Figure 9.1 2006 Surface Exploration

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Symbols
River Valley Property Boundary
Geol contact
Faults
Folds
Grenville Fronts
1973 Lumbers
2001 Easton
2006 PFN
Map Units
Waterbody
Rock Types
12, Sudbury Diabase
11, Nipissing Mafic Intrusive
10, Huronian Sediments
9, Huronian Volcanics
8, Ferrodiorite Breccia
7, Matachewan Diabase
6, Upper Leucogabbronorite
5B, Layered Gabbronorite
5A, Olivine Gabbronorite
4, Oxide-Gabbronorite
3, Marginal Leucogabbronorite
2, Breccia
1, Archean
Dana North
Dana South
Lismer Extension
Lismer Ridge
Banshee
Varley
Azen
Jackson Flats
Razor
Kilometres
0 1 2 3 4
06/01/2012 KW
TETRA TECH
WARDROP
Exploration
IP Grid 2006
2006 Surface Mapping & Sampling Program

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	35	1193250100-REP-R0001-01

Table 9.2 Highlights of the Surface Sampling Program

Sample No.	Au (ppb)	Pt (ppb)	Pd (ppb)	Pt+Pd+Au (ppb)	Pd:Pt	Ni (ppm)	Cu (ppm)
ND308-06	65	220	261	546	1.18636	204.0	61
RZ159	5	300	261	566	0.87000	20.0	85
RZ190	211	200	196	607	0.98000	2,030.0	331
ND092-06	10	330	286	626	0.86667	52.9	23
ND182-06	76	160	406	642	2.5375	197.0	94
ND257-06	9	440	237	686	0.53864	141.0	12
ND188-06	66	290	336	692	1.15862	664.0	50
PW1286	64	240	391	695	1.62917	1,410.0	620
SB100-06	57	230	413	700	1.79565	1,370.0	143
ND184-06	10	400	360	770	0.90000	213.0	23
ND298-06	57	470	314	841	0.66809	26.0	301
SB139-06	89	610	162	861	0.26557	341.0	341
ND237-06	341	260	287	888	1.10385	3,050.0	704
PW558	17	660	226	903	0.34242	102.0	18
ND075-06	320	320	269	909	0.84063	2,570.0	651
ND323-06	18	320	670	1,008	2.09375	334.0	20
RZ186	409	380	382	1,171	1.00526	3,700.0	209
ND224-06	417	380	405	1,202	1.06579	3,430.0	872
RZ188	425	460	442	1,327	0.96087	4,080.0	1,280
PW1318	192	1,110	623	1,925	0.56126	1,680.0	68
RZ160	16	910	1,020	1,946	1.12088	18.0	55
ND076-06	850	550	553	1,953	1.00546	5,560.0	1,650
PW415	8	1,920	787	2,715	0.40990	127.0	22
ND183-06	142	1,790	1,390	3,322	0.77654	291.0	51
ND175-06	90	2,160	2,990	5,240	1.38426	459.0	60

Table 9.3 Highlights of the Channel Sampling Program

Sample No.	Au (ppb)	Pt (ppb)	Pd (ppb)	Pt+Pd+Au (ppb)	Pd:Pt	Ni (ppm)	Cu (ppm)
DR068	53	810	769	1,632	0.949	71	774
DR283	21	580	859	1,460	1.481	31	287
DR047	26	750	533	1,309	0.711	33	204
DR152	40	690	559	1,289	0.810	18	228
DR260	52	670	566	1,288	0.845	39	187
DR230	26	900	335	1,261	0.372	20	200
DR282	29	680	548	1,257	0.806	47	253
DR048	46	580	542	1,168	0.934	36	123.0
DR074	102	450	474	1,026	1.053	73	695.0

table continues…

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	36	1193250100-REP-R0001-01

Sample No.	Au (ppb)	Pt (ppb)	Pd (ppb)	Pt+Pd+Au (ppb)	Pd:Pt	Ni (ppm)	Cu (ppm)
DR186	43	550	364	957	0.662	17	156.0
DR258	40	430	307	777	0.714	45	431.0
DR042	101	380	280	761	0.737	53	723.0
DR304	46	430	260	736	0.605	31	183.0
DR075	33	440	252	725	0.573	30	254.0
DR121	10	320	370	700	1.156	37	161.0
DR078	42	330	305	677	0.924	25	439.0
DR169	35	330	280	645	0.848	29	190.0
DR079	43	330	265	638	0.803	35	543.0
DR267	19	370	234	623	0.632	44	199.0
DR044	53	320	241	614	0.753	47	428.0
DR266	15	290	309	614	1.066	50	167.0
DR229	11	380	207	598	0.545	21	77.5
DR291	24	270	293	587	1.085	36	270.0
DR072	15	220	334	569	1.518	33	346.0

During the 2006 mapping and prospecting campaign, several areas where identified in the interior of the River Valley Intrusion that returned anomalous assays for platinum+palladium+gold. These may be sites of possible reef style PGM mineralization and warrant further work and possibly a drilling program. The 2006 IP survey identified a number of chargeability anomalies, which were ground trued with inconclusive results.

9.3 2007 SURFACE PROGRAM

A power stripping and channel-sampling program was implemented in September and continued into November. The objective of this program was to sample more completely in and around prospective PGM zones and to determine whether there was any continuity and/or control of the PGE mineralization. Three hundred and seventy-one metres were stripped and 326 samples taken (Figure 9.2 and Table 9.4) .

Table 9.4 Highlights from 2007 Channel Samples

Sample No.	Lithology	Au (ppb)	Pt (ppb)	Pd (ppb)	Pt+Pd+Au (ppb)	Ni (ppm)	Cu (ppm)
Dragon Zone
DR350	Melagabbro	97	1,277	749	2,123	55	312
DR351	Melagabbro	46	329	364	739	178	282
DR352	Melagabbro	44	182	308	534	96	275
DR353	Melagabbro	96	509	512	1,117	89	468

table continues…

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	37	1193250100-REP-R0001-01

Sample No.	Lithology	Au (ppb)	Pt (ppb)	Pd (ppb)	Pt+Pd+Au (ppb)	Ni (ppm)	Cu (ppm)
DR368	Leucogabbro	170	854	752	1,776	116	1,654
DR370	Leucogabbro	76	333	360	765	80	1230
DR378	Foliated Mafic	34	292	267	593	48	420
DR379	Foliated Mafic	64	744	590	1,398	30	409
DR409	Leucogabbro	287	1,190	1,136	2,613	127	1,191
DR411	Leucogabbro	40	441	433	914	50	298
DR412	Melagabbro	97	911	835	1,843	70	613
DR413	Melagabbro	43	618	531	1,192	52	359
DR414	Melagabbro	48	488	404	940	167	710
DR417	Gabbro	31	414	267	712	38	136
DR420	Melagabbro	37	378	378	793	31	124
DR480	Anorthosite	81	301	342	724	44	323
DR482	Gabbro	20	475	294	789	35	73
DR493	Mafic Gab	5	948	108	1,061	49	157
East Casson Area
DR512	Anorthosite	29	293	196	518	30	112
DR594	Melagabbro	17	355	133	505	21	65
Road Zone
DR601	Nipissing Gabbro	430	313	378	1,121	939	3,378
DR602	Nipissing Gabbro	247	212	248	707	686	2,059
DR603	Nipissing Gabbro	281	274	264	819	831	2,290
DR604	Nipissing Gabbro	264	251	237	752	779	2,329

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	38	1193250100-REP-R0001-01

Figure 9.2 2007 Channel Sample Location

554000
556000
558000
560000
562000
564000
5178000
5176000
5174000
5172000
5170000
5168000
5166000
N
Symbols
River Valley Property Boundary
Geol contact
Faults
Folds
Grenville Fronts
1973 Lumbers
2001 Easton
2006 PFN
Map Units
Waterbody
Rock Types
12, Sudbury Diabase
11, Nipissing Mafic Intrusive
10, Huronian Sediments
9, Huronian Volcanics
8, Ferrodiorite Breccia
7, Matachewan Diabase
6, Upper Leucogabbronorite
5B, Layered Gabbronorite
5A, Olivine Gabbronorite
4, Oxide-Gabbronorite
3, Marginal Leucogabbronorite
2, Breccia
1, Archean
Dana North
Dana South
Lismer Extension
Lismer Ridge
Banshee
Varley
Azen
Jackson Flats
Razor
Kilometres
0
1
2
3
4
06/01/2012 KW
TETRA TECH
WARDROP
Exploration
2007 Channel Sample Locations

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	39	1193250100-REP-R0001-01

9.4 2008 SURFACE PROGRAM

Starting in April of 2008, Gord Trimble, an independent consultant, was brought in to conduct a study on Dana North and South. The main focus of the Dana North South Study (Trimble 2008) was the evaluation of the geological setting, the mineralization distribution, and a re-interpretation of the mineralized envelopes.

During June and July, in conjunction with the Dana North South Study, 13 days were spent cutting channels sample across three stripped zones at the Dana Lake area of the Project. The reason for this was that this area was completed on a 2.5 m x 2.5 m sample spacing with short channel cuts taken.

One hundred and twenty-nine samples were taken and all were approximately 0.35 m long. The old grab channel cuts in the vicinity of the new continuous channel were relabelled with metal tags. The new cuts were labelled by nailing a metal tag in an extra saw cut at the beginning of each sample. Sample descriptions were entered into a Microsoft Excel™ spreadsheet. The channel areas were mapped at a scale of 1:100 and extra care was taken to locate each old sample relative to each new sample for comparison purposes. The samples were delivered to SGS Canada Inc. (SGS) labs in Garson, Ontario on July 23, 2008 with a request for a 300 g pulp to be returned. Table 9.5 summarizes the significant results from the sampling program and Figure 9.3 provides the location of the sampling on the Property.

Table 9.5 2008 Channel Sampling Dana Lake

Area	2008 Samples	Au (ppb)	Pt (ppb)	Pd (ppb)	Pt+Pd+Au (ppb)
Dana Lake	08RZ001	121	470	1,540	2,131
Road Zone	08RZ002	102	600	1,860	2,562
	08RZ003	116	790	2,340	3,246
	08RZ004	151	730	2,470	3,351
	08RZ005	146	470	1,400	2,016
	08RZ009	127	610	1,990	2,727
	08RZ013	146	790	2,720	3,656
	08RZ014	130	820	2,320	3,270
	08RZ015	130	780	2,170	3,080
	08RZ016	156	660	2,070	2,886
	08RZ018	139	820	2,910	3,869
	08RZ019	257	1,270	4,080	5,607
	08RZ020	200	720	2,520	3,440
	08RZ021	244	1,440	5,030	6,714
	08RZ022	171	750	2,380	3,301
Dana Lake	08SZ008	108	420	1,380	1,908

table continues…

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	40	1193250100-REP-R0001-01

Area	2008 Samples	Au (ppb)	Pt (ppb)	Pd (ppb)	Pt+Pd+Au (ppb)
South Zone	08SZ010	154	1,020	3,460	4,634
	08SZ013	136	960	3,040	4,136
	08SZ015	166	780	3,270	4,216
	08SZ016	139	900	2,860	3,899
	08SZ017	141	830	2,820	3,791
	08SZ018	181	1,060	3,370	4,611
	08SZ019	95	880	2,330	3,305
	08SZ020	86	870	2,590	3,546
	08SZ021	400	2,230	6,880	9,510
	08SZ030	81	540	1,720	2,341
	08SZ031	101	860	2,970	3,931
Dana Lake	08RZ039	68	480	1,520	2,068
Road Zone	08RZ040	123	940	2,870	3,933
	08RZ041	117	740	2,440	3,297
Dana Lake	08SZ048	138	780	2,420	3,338
South Zone	08SZ049	173	1,540	4,370	6,083
	08SZ050	135	740	2,580	3,455
	08SZ051	186	1,150	3,830	5,166
	08SZ054	89	690	2,210	2,989
	08SZ055	109	510	1,870	2,489
	08SZ058	134	960	2,680	3,774
Dana Lake	08CZ003	107	720	2,140	2,967
Central Zone	08CZ004	430	2,550	6,390	9,370
	08CZ005	132	520	1,340	1,992
	08CZ009	151	990	2,670	3,811
	08CZ012	120	480	1,720	2,320
	08CZ014	79	630	2,160	2,869
	08CZ015	190	990	2,900	4,080
	08CZ022	45	720	1,660	2,425

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	41	1193250100-REP-R0001-01

Figure 9.3 2008 Channel Sample of Grid South, Grid Road, and Central Zone

554000
556000
558000
560000
562000
564000
5178000
5176000
5174000
5172000
5170000
5168000
5166000
5164000
N
Symbols
River Valley Property Boundary
Faults
Folds
Geol contact
Grenville Fronts
1973 Lumbers
2001 Easton
2006 PFN
Map Units
Waterbody
Rock Types
12, Sudbury Diabase
11, Nipissing Mafic Intrusive
10, Huronian Sediments
9, Huronian Volcanics
8, Ferrodiorite Breccia
7, Matachewan Diabase
6, Upper Leucogabbronorite
5B, Layered Gabbronorite
5A, Olivine Gabbronorite
4, Oxide-Gabbronorite
3, Marginal Leucogabbronorite
2, Breccia
1, Archean
Grid Road Zone
Central Zone
South Zone
Dana North
Dana South
Lismer Extension
Banshee
Lismer Ridge
Varley
Azen
Jackson Flats
Razor
Kilometres
0 1 2 3 4
06/01/2012 KW
TETRA TECH
WARDROP
Exploration
2008 Channel Sample Location

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	42	1193250100-REP-R0001-01

10.0 DRILLING

10.1 DIAMOND DRILLING PRIOR TO 2006

PFN has conducted diamond drilling on the Property since 2000. A summary of these activities conducted by PFN and/or their joint venture partners are summarized below in Table 10.1.

Table 10.1 Diamond Drill Summary Prior to 2006

Year	Company	Activities
2000	PFN/Amplats	• From February to March, Phase 1 drilling program included a total of 2,000 m of drilling in 13 holes with focus on the mineralization at the Dana Lake Area.
• From June to July, Phase 2 drill program entailed of total of 2,820.8 m of drilling in 14 holes with focus on the mineralization at the Dana Lake Area.
• In September, Phase 3 drill program consisted of 1,958.5 m in drilling in 10 drillholes at the Dana Lake Area and 3 holes at Lismer's ridge (13 holes total).
2001	PFN/Amplats	• From February to July Phase 4 drilling commenced; a total of 16,027 m drilled in 98 holes.
2002	PFN/Amplats	• From period of November to August, Phase V drilling resulted in a total of 83 holes with 22,319 assay samples from Lismer Ridge, Dana South, and Banshee Lake.
2004	PFN/Amplats	• From period November 2002 to May 2004, Phase VI drill program consisting of a total of 44,131 m of drilling from 208 holes at Dana Lake, Banshee Lake, Lismer Ridge, MacDonalds, Varley, Azen Creek, Razor, Jackson's flat, and Pardo.
2005	PFN/Amplats	• From period September to March Phase VII drilling consisted of 20,516.4 m of drilling in 103 holes with focus on Lismer Extension, Varley, Varley Extension/Azen, Pardo, Jackson's flat, and Casson.
2005	PFN/Amplats	• From period October to November, Phase VIII drill program consisted of 3,681.15 m drilled in 20 holes with focus on Spade Lake, Jackson's Flat South, Varley Extension/Azen Drop Zone, and Casson.

The information summarized in the table has not been reviewed by Tetra Tech and had been sources from various internal company reports and press releases available from PFN’s website.

The data from these diamond drill programs was validated against the original drill logs and assay certificates and were deemed to be suitable for the use in the resource estimate.

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	43	1193250100-REP-R0001-01

10.2 DIAMOND DRILLING

The 2011 drilling program carried out on the Property commenced on April 6, 2011 and was completed on January 13, 2012.

Foraco Drilling Ltd., based out of North Bay, Ontario, was contracted to carry out the diamond drill program using a hydraulic VD 5000 diamond drill rig. A total of 46 holes were drilled during three phases of the program totalling 12,767 m of NQ sized core. Dip tests were taken approximately every 50 m with a FLEXIT and later a REFLEX tool. Holes varied in length from 75 to 690 m.

This program was implemented over three stages with each stage having somewhat different but overlapping objectives. The diamond drill program was undertaken in the Dana area of the Property and completed between April 6 and mid-November 2011 (Table 10.2 and Figure 10.1). Main objectives were to:

  improve the confidence of the resource estimates and grade calculations, as well as possibly improve on the existing computations test deeper lying portions of the contact for improved grades and widths.

Table 10.2 Drilling Collar

Drillhole ID	Easting	Northing	Elevation (m)	Azimuth (°)	Dip (°)	End-of-hole (m)	Zone
DN001	555179	5172674	323.4	90	-54	228	Dana North
DN002	555179	5172674	323.5	90	-45	255	Dana North
DN003	555218	5172679	327.0	90	-45	156	Dana North
DN004	555250	5172673	331.7	90	-45	102	Dana North
DN005	555111	5172722	325.1	90	-54	283	Dana North
DN006	555110	5172722	325.3	90	-45	234	Dana North
DN007	555143	5172723	323.6	90	-45	195	Dana North
DN008	555197	5172725	323.5	90	-45	132	Dana North
DN009	555089	5172774	321.7	90	-54	240	Dana North
DN010	555090	5172774	321.6	90	-45	261	Dana North
DN011	555111	5172776	322.4	90	-45	249	Dana North
DN012	555147	5172781	322.4	90	-45	216	Dana North
DN013	555091	5172819	316.3	90	-45	255	Dana North
DN014	555446	5171793	301.0	45	-60	444	Dana North
DN015	555466	5171810	302.0	45	-45	360	Dana North
DN016	555466	5171810	302.0	90	-60	366	Dana North
DN017	555216	5172622	323.1	90	-56	279	Dana North
DN018	555217	5172622	323.3	90	-45	252	Dana North
DN019	555246	5172622	327.4	90	-45	180	Dana North
DN020	555285	5172622	326.0	45	-45	141	Dana North

table continues…

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	44	1193250100-REP-R0001-01

Drillhole ID	Easting	Northing	Elevation (m)	Azimuth (°)	Dip (°)	End-of-hole (m)	Zone
DN021	555253	5172493	321.2	45	-60	411	Dana North
DN022	555254	5172493	321.0	45	-51	330	Dana North
DN023	555282	5172519	317.6	45	-45	171	Dana North
DN024	555307	5172543	311.3	45	-45	144	Dana North
DN025	555319	5172538	311.0	45	-45	138	Dana North
DN026	555319	5172485	308.9	45	-63	249	Dana North
DN027	555319	5172486	308.9	45	-45	192	Dana North
DN028	555337	5172504	309.3	45	-45	141	Dana North
DN029	555362.7	5172528	314.1	45	-45	99	Dana North
DN030	555395.5	5172533	321.5	45	-45	75	Dana North
DN031	555413.1	5172503	318.5	45	-40	70	Dana North
DN032	555238.2	5172460	318.3	45	-59	543	Dana North
DN033	555238.7	5172460	318.3	90	-45	402	Dana North
DN034	555125.5	5172826	319.9	90	-45	318	Dana North
DN035	555158.4	5172826	321.7	90	-45	315	Dana North
DN036	555187.1	5172828	321.5	90	-45	210	Dana North
DN037	555098.3	5172871	317.3	90	-45	207	Dana North
DN038	555135.7	5172873	318.4	90	-45	272	Dana North
DN039	555163.3	5172870	318.1	90	-45	258	Dana North
DN040	555096.3	5172892	314.2	90	-45	214	Dana North
DS001	555415	5171800	301.7	45	-59	690	Dana South
DS002	555416	5171802	301.3	45	-47	390	Dana South
DS003	555455	5171709	287.5	45	-53	528	Dana South
DS004	555497	5171701	296.8	45	-45	469	Dana South
DS005	555272	5172002	310.3	90	-60	639	Dana South
DS006	555515	5171581	308.5	90	-52	466	Dana South

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	45	1193250100-REP-R0001-01

Figure 10.1 Drill Collar Locations

10.2.1 DRILL RESULTS

Drilling continued to establish continuity between previously-identified mineralized intercepts on the deposit. At shallow to moderate depths, drilling encountered moderate-to high-grade gold mineralization in most of the holes drilled. Low-grade gold mineralization ranging 0.5 to 1.5 g/t was encountered over wide intersections in many of the holes ranging 8 to 25 m in length. In some holes, multiple wide low- grade zones were cored (Table 10.3). Figure 10.2 to Figure 10.5 are examples of some to the diamond drill results completed during the 2011 drill program.

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	46	1193250100-REP-R0001-01

Table 10.3 2011 Significant Diamond Drill Results

Hole No.	From (m)	To (m)	Core Length of the Intersect (m)	Pt (g/t)	Pd (g/t)	Au (g/t)	Rh (g/t)	Pt+Pd +Au (g/t)	Ni (%)	Cu (%)	Zone
DN001-2011	123	173	50	0.26	0.77	0.05	-	1.10	0.02	0.09	Dana North
Including	123	134	11	0.37	1.11	0.07	-	1.55	0.02	0.09
Including	141	153	12	0.31	0.90	0.05	-	1.26	0.02	0.11
Including	159	173	13	0.28	0.83	0.06	-	1.18	0.03	0.12
DN002-2011	114	179	65	0.32	0.95	0.06	-	1.30	0.02	0.10	Dana North
Including	146	158	12	0.43	1.30	0.08	-	1.82	0.03	0.14
Including	173	179	6	0.74	2.34	0.12	-	3.20	0.02	0.12
DN003-2011	50	115	65	0.42	1.29	0.08	-	1.80	0.03	0.13	Dana North
Including	50	59	9	0.98	3.09	0.18	-	4.25	0.03	0.22
Including	72	84	12	0.59	1.76	0.11	-	2.47	0.04	0.16
DN004-2011	29	63	34	0.66	2.00	0.12	-	2.80	0.03	0.16	Dana North
Including	29	40	11	1.12	3.40	0.18	-	4.71	0.04	0.24
Including	43	47	4	0.69	2.06	0.11	-	2.86	0.03	0.16
DN005-2011	201	209	8	0.44	1.04	0.07	-	1.55	0.02	0.12	Dana North
And	250	256	6	0.41	1.11	0.07	-	1.60	0.03	0.14
Including	253	255	2	0.6	1.62	0.09	-	2.31	0.04	0.18
DN006-2011	131	155	24	0.58	1.44	0.13	-	2.15	0.02	0.14	Dana North
Including	131	137	6	0.92	2.30	0.19	-	3.41	0.02	0.13
Including	145	155	10	0.60	1.50	0.12		2.22	0.03	0.17
DN007-2011	33	79	46	0.46	1.10	0.08	-	1.65	0.02	0.11	Dana North
Including	33	56	23	0.58	1.29	0.08	-	1.95	0.02	0.08
Including	60	62	2	0.65	1.53	0.18	-	2.36	0.03	0.28
Including	76	79	3	0.46	1.41	0.10	-	1.97	0.03	0.18
DN008-2011	6	14	8	0.76	2.38	0.13	-	3.28	0.02	0.15	Dana North
Including	9	14	5	1.03	3.24	0.18	-	4.45	0.03	0.18
DN009	91	94	3	0.40	0.99	0.01	0.04	1.40	0.01	0.01	Dana North
DN010	223	241	18	0.35	1.18	0.06	0.03	1.59	0.03	0.10	Dana North
Including	223	228	5	0.49	1.61	0.06	0.03	2.16	0.04	0.12
And	233	239	6	0.40	1.40	0.07	0.03	1.87	0.04	0.10
Including	233	235	2	0.64	2.38	0.12	0.03	3.14	0.04	0.15

table continues…

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	47	1193250100-REP-R0001-01

Hole No.	From (m)	To (m)	Core Length of the Intersect (m)	Pt (g/t)	Pd (g/t)	Au (g/t)	Rh (g/t)	Pt+Pd +Au (g/t)	Ni (%)	Cu (%)	Zone
DN011	52	56	4	0.75	0.83	0.01	0.42	1.59	0.00	0.01	Dana North
And	72	86	14	0.55	1.70	0.12	0.34	2.38	0.02	0.13
Including	72	76	4	0.97	2.93	0.18	0.95	4.09	0.02	0.12
And	134	187	53	0.83	2.52	0.15	3.34	3.50	0.03	0.18
Including	143	156	13	0.90	2.83	0.16	1.99	3.89	0.03	0.17
Including	171	182	11	1.82	5.83	0.35	1.32	8.00	0.07	0.38
And	223	231	8	0.39	1.26	0.07	0.45	1.72	0.04	0.12
Including	223	226	3	0.65	2.15	0.11	0.52	2.91	0.06	0.19
DN012	38	65	27	0.49	1.58	0.08	0.06	2.16	0.02	0.12	Dana North
Including	44	51	7	1.12	3.77	0.15	0.14	5.04	0.04	0.19
And	132	140	8	0.33	1.06	0.07	0.04	1.45	0.02	0.11
DN013	172	174	2	0.47	1.55	0.04	2.05	2.06	0.02	0.13	Dana North
DN014	366	396	30	0.59	1.91	0.10	0.001	2.60	0.03	0.16	Dana North
Including	366	368	2	1.50	4.78	0.17	0.001	6.44	0.05	0.26
Including	378	380	2	0.89	3.04	0.16	0.001	4.08	0.03	0.24
DN015	254	261	7	0.92	2.38	0.10	0.001	3.39	0.02	0.12	Dana North
Including	255	257	2	0.95	3.00	0.11	0.001	4.05	0.02	0.10
Including	258	261	3	1.00	2.92	0.14	0.001	4.06	0.03	0.19
DN012	38	65	27	0.49	1.58	0.08	0.06	2.16	0.02	0.12	Dana North
Including	44	51	7	1.12	3.77	0.15	0.14	5.04	0.04	0.19
And	132	140	8	0.33	1.06	0.07	0.04	1.45	0.02	0.11
DN013	172	174	2	0.47	1.55	0.04	2.05	2.06	0.02	0.13	Dana North
DN014	366	396	30	0.59	1.91	0.10	0.001	2.60	0.03	0.16	Dana North
Including	366	368	2	1.50	4.78	0.17	0.001	6.44	0.05	0.26
Including	378	380	2	0.89	3.04	0.16	0.001	4.08	0.03	0.24
DN015	254	261	7	0.92	2.38	0.10	0.001	3.39	0.02	0.12	Dana North
Including	255	257	2	0.95	3.00	0.11	0.001	4.05	0.02	0.10
Including	258	261	3	1.00	2.92	0.14	0.001	4.06	0.03	0.19
DN016-2011	294	303	9	0.99	3.20	0.13	0.012	4.32	0.02	0.16	Dana North
Including	294	298	4	1.58	5.44	0.19	0.021	7.21	0.04	0.27
And	328	334	6	1.05	2.86	0.13	0.010	4.04	0.05	0.21
DN017-2011	144	171	27	0.69	1.99	0.12	0.007	2.80	0.02	0.12	Dana North
Including	150	162	12	0.91	2.57	0.14	0.009	3.62	0.04	0.20
DN018-2011	132	151	19	0.50	1.56	0.09	0.005	2.15	0.03	0.13	Dana North
Including	135	140	5	0.79	2.50	0.14	0.008	3.43	0.04	0.19

table continues…

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	48	1193250100-REP-R0001-01

Hole No.	From (m)	To (m)	Core Length of the Intersect (m)	Pt (g/t)	Pd (g/t)	Au (g/t)	Rh (g/t)	Pt+Pd +Au (g/t)	Ni (%)	Cu (%)	Zone
DN019-2011	103	116	13	0.41	1.24	0.07	0.004	1.72	0.03	0.12	Dana North
Including	105	109	4	0.41	1.27	0.08	0.003	1.76	0.02	0.11
And	129	137	8	0.30	0.90	0.04	0.002	1.24	0.02	0.07
Including	129	131	2	0.49	1.53	0.08	0.004	2.10	0.03	0.16
DN020-2011	44	54	10	0.31	0.98	0.06	0.003	1.35	0.02	0.12	Dana North
Including	51	53	2	0.46	1.50	0.07	0.005	2.03	0.02	0.13
DN021-2011	214	249	35	0.58	1.77	0.12	0.006	2.47	0.02	0.15	Dana North
Including	216	222	6	1.13	3.71	0.22	0.015	5.06	0.04	0.24
Including	226	231	5	0.72	2.25	0.16	0.007	3.12	0.03	0.20
And	304	323	19	0.47	1.45	0.09	0.004	2.01	0.04	0.17
And	331	339	8	0.59	1.72	0.08	0.006	2.39	0.04	0.19
DN022-2011	214	249	35	0.42	1.27	0.88	0.004	2.57	0.03	0.13	Dana North
Including	199	203	4	0.67	2.36	0.17	0.006	3.20	0.04	0.21
Including	208	218	10	0.64	1.96	0.12	0.006	2.71	0.04	0.17
DN023-2011	68	110	42	0.53	1.65	1.00	0.005	3.18	0.02	0.13	Dana North
Including	88	99	11	0.75	2.54	0.14	0.008	3.43	0.04	0.19
DN024-2011	25	37	12	0.68	2.08	0.12	0.007	2.88	0.03	0.16	Dana North
Including	25	31	6	0.93	2.90	0.15	0.009	3.97	0.03	0.18
And	41	56	15	0.41	1.29	0.06	0.004	1.76	0.02	0.10
Including	47	50	3	0.71	1.98	0.08	0.006	2.77	0.04	0.14
And	61	72	11	0.41	1.41	0.08	0.004	1.90	0.03	0.15
Including	67	70	3	0.39	1.36	0.08	0.005	1.83	0.03	0.16
DN025-2011	28	38	10	0.56	1.59	0.08	0.005	2.23	0.03	0.12	Dana North
Including	30	33	3	1.10	2.78	0.13	0.009	4.01	0.03	0.15
DN026-2011	99	112	13	0.40	1.40	0.08	0.004	1.88	0.02	0.14	Dana North
Including	104	109	5	0.50	1.60	0.09	0.004	2.19	0.02	0.19
And	195	198	3	0.50	1.50	0.05	0.004	2.05	0.02	0.10
DN027-2011	73	81	8	0.40	1.10	0.03	0.004	1.53	0.01	0.06	Dana North
Including	73	76	3	0.70	2.00	0.06	0.007	2.76	0.02	0.09
DN029-2011	22	32	10	1.00	3.30	0.20	0.011	4.50	0.07	0.28	Dana North
Including	23	24	1	2.20	7.00	0.20	0.023	9.40	0.12	0.46
Including	24	32	8	0.90	2.70	0.20	0.009	3.80	0.06	0.27
DN030-2011	3.5	18	14.5	0.70	2.10	0.10	0.008	2.90	0.04	0.17	Dana North
Including	6	12	6	1.01	3.23	0.15	0.012	4.39	0.04	0.20
DN032-2011	306	320	14	0.41	1.19	0.06	0.004	1.66	0.02	0.08	Dana North
Including	312	314	2	0.76	2.56	0.08	0.008	3.40	0.02	0.08
And	325	358	33	0.48	1.54	0.09	0.004	2.11	0.02	0.12
Including	332	339	7	1.17	3.82	0.18	0.011	5.17	0.04	0.21

table continues…
Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	49	1193250100-REP-R0001-01

Hole No.	From (m)	To (m)	Core Length of the Intersect (m)	Pt (g/t)	Pd (g/t)	Au (g/t)	Rh (g/t)	Pt+Pd +Au (g/t)	Ni (%)	Cu (%)	Zone
DN033-2011	256	310	54	0.51	1.48	0.09	0.005	2.08	0.03	0.14	Dana North
Including	262	274	12	0.83	2.37	0.15	0.009	3.35	0.05	0.24
Including	291	295	4	0.59	1.81	0.11	0.006	2.51	0.03	0.16
Including	306	309	3	0.93	2.83	0.13	0.011	3.89	0.02	0.15
DN034-2011	5	15	10	0.59	1.42	0.10	-	2.11	0.03	0.13	Dana North
Including	7	10	3	0.72	1.99	0.13	-	2.84	0.03	0.16
And	67	71	4	1.00	2.87	0.18	-	4.05	0.03	0.17
And	219	239	20	0.63	2.03	0.11	-	2.77	0.05	0.20
Including	229	233	4	1.26	4.22	0.24	-	5.72	0.08	0.38
And	281	297	16	0.51	1.47	0.08	-	2.06	0.03	0.15
Including	282	287	5	0.82	2.51	0.12	-	3.45	0.04	0.19
DN035-2011	74	115	41	0.41	1.33	0.07	-	1.81	0.03	0.15	Dana North
Including	90	102	12	0.67	2.20	0.12	-	2.99	0.47	0.22
And	209	223	14	0.75	2.25	0.11	-	3.11	0.03	0.16
And	249	269	20	0.37	1.11	0.06	-	1.54	0.03	0.12
Including	249	250	1	1.45	4.78	0.19	-	6.42	0.06	0.26
DN038-2011	171	198	27	0.42	1.37	0.08	-	1.87	0.03	0.13	Dana North
Including	171	175	4	0.64	2.20	0.11	-	2.95	0.03	0.17
DS001-2011	368	401	33	0.51	1.53	0.06	-	2.10	0.02	0.09	Dana South
Including	368	373	5	0.98	3.37	0.12	-	4.47	0.03	0.15
Including	377	382	5	1.32	3.53	0.13	-	4.98	0.03	0.16
Including	380	381	1	3.73	11.30	0.37	-	15.4	0.08	0.40
And	492	498	6	0.45	1.45	0.08	-	1.98	0.03	0.14
DS003-2011	400	420	20	0.53	1.84	0.08	-	2.45	0.03	0.22	Dana South
Including	409	419	10	0.82	2.99	0.13	-	3.94	0.05	0.36
And	446	461	15	0.64	2.19	0.11	-	2.94	0.04	0.22
Including	453	458	5	0.93	3.20	0.18	-	4.31	0.05	0.31
DS004-2011	334	365	31	0.48	1.41	0.09	0.005	1.98	0.02	0.12	Dana South
Including	336	339	3	0.98	2.97	0.16	0.009	4.11	0.02	0.13

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	50	1193250100-REP-R0001-01

Figure 10.2 17-20 Cross-section

Figure 10.3 26-29 Cross-section – F

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	51	1193250100-REP-R0001-01

Figure 10.4 DS1 and 2 Cross-sections

Figure 10.5 DS3 and 4 Cross-sections

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	52	1193250100-REP-R0001-01

11.0 SAMPLE PREPARATION, ANALYSES, AND SECURITY

11.1 CORE LOGGING AND SAMPLING PROCEDURES

Core logging and sampling were complete on a property located in the village of River Valley and rented by PFN. The sampling procedure consisted of the following:

  Diamond drill core was delivered to the core logging facility on a daily basis
  The sections of core to be sampled were delimited with a grease pencil.
  The core was photographed and racked for sampling.
  The core was split using a diamond saw by a technician. Half the core was sent out for assay, the other half kept for reference.
  Sampling was done by a technician. Each sample was placed in a plastic bag with appropriately numbered tag corresponding to a sampling interval also placed in the bag. That same number was also printed on the outside of the bag as a cross check. The samples were then put in rice bags and shipped to SGS sample preparation facilities in Sudbury, Ontario.
  One standard and one blank were inserted into the sample stream every 40 samples.
  As an additional QA/QC procedure a second split was prepared from the pulp by the primary lab, at a 20-sample interval.
  The remaining half of the core was stored in a tagged core box indicating hole and box numbers as well as downhole metreage. The entire core from this phase of drilling is stored temporarily at the River Valley rental property.
  At some point it will have to transported and laid down in PFN’s core storage yard in River Valley (Figure 11.1).

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	52	1193250100-REP-R0001-01

Figure 11.1 Core Storage Facility

11.2 SAMPLE PREPARATION

When sufficient samples have been accumulated, all samples, including standards and blanks, are put into rice bags and shipped to the SGS sample preparation facilities in Sudbury, Ontario. SGS has geochemical accreditation that conforms to the requirements of CAN-P-1559 and CAN-P-4E (International Organization for Standardization (ISO) 17025:2005).

The following is a brief description of the sample preparations carried out on the samples submitted (prep code CRU25 and PUL45):

  Samples are sorted and dried.
  Once dried, less than 3.0 kg of the sample is crushed to a 90% passing at 2 mm.
  The sample is split to get a 250 g sample for pulverizing.
  Two hundred and fifty grams of the crushed sample is then pulverized with chromium steel to allow 85% passing of 75 µm.

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	54	1193250100-REP-R0001-01

11.3 SAMPLES ANALYSES

All samples were assayed for platinum, palladium, gold, copper and nickel and a 33 element inductively coupled plasma (ICP) suite. Concentrations of platinum, palladium, and gold were determined using standard lead fire assay (FAI313), followed by dissolution with aqua-regia, and measurement with an ICP finish. Lower and upper limits of each element are listed below within a 30 g sample (SGS 2012):

gold 1 ppb – 10,000 ppb platinum 10 ppb – 10,000 ppb palladium 1 ppb – 10,000 ppb.

Remaining elements were determined using ICP methods using a two-acid digest (a combination consisting of nitric acid and hydrochloric acid). Once the material is digested the solution is analyzed by inductively coupled plasma-atomic emission spectroscopy (ICP-AES). Two-acid digestion methods are the weakest of the digestions and silicate material is not affected, resulting in partial results for most elements (SGS 2012).

The ICP14B method used is an aqua regia digest and is recommended for all samples which contain no organic material and are low in sulphide content. The combination is based on a 3:1 ratio of hydrochloric acid to nitric acid (SGS 2012).

Concentrations of copper-nickel were determined by ICP methods with detection limit of 0.5 ppm for copper and 1 ppm for nickel; the upper limit for both copper and nickel is 1%.

At no time was a PFN employee or designate of PFN involved in the preparation or analysis of the samples.

11.4 QA/QC PROGRAM

PFN continues to maintain a QA/QC program that has been in place since 2002. The program is summarized below.

Bulk material from the Property was collected for the purpose of creating internal standards that could be submitted in the sample stream as a quality control measure. Three standards were created:

a low-grade (approximately 500 ppb platinum-palladium-gold) a mid-grade (approximately 900 ppb platinum-palladium-gold a high-grade (approximately 2,000 ppb platinum-palladium-gold) sample.

In addition to the pulp blank, a coarse blank is submitted for every 20 samples to test sample preparation and for contamination.

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	55	1193250100-REP-R0001-01

One standard and one blank were inserted every 40 samples into the sample stream. These standards were manufactured from River Valley material using carefully chosen sections of PFN’s drill core. The standards were prepared for use prior to drilling. Five samples of each standard were sent to five separate accredited laboratories for a round robin analysis. The mean value for each standard was the determined to be the mean value between the five laboratories.

The geologist would mark on the core where and what type of reference material was to be inserted. The insertion of the material into the sample steam was completed by a technician.

As an additional QA/QC procedure, a second split was prepared from the pulp by the primary lab at a 20-sample interval. This split was sent to a second lab (Activation Laboratories Ltd. (Actlabs)) where a check assay was done.

11.4.1 2011 RV-1 QA/QC RESULTS

RV-1 was the high-grade standard with expected values of 86.1 ppb gold, 486 ppb platinum and 1,525 ppb palladium (Figure 11.2 to Figure 11.4.

There are periodic failures plotted on all three elements on the process performance chart. A one-time failure is not of concern. The moving range chart shows that there is not a lot of precision with the samples, as this measures the repeatability of the sample.

Figure 11.2 RV-1 Gold Chart

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	56	1193250100-REP-R0001-01

Figure 11.3 RV-1 Platinum Chart

Figure 11.4 RV-1 Palladium Chart

11.4.2 2011 RV-2 QA/QC RESULTS

RV-2 was the mid-grade standard with expected values of 53.7 ppb gold, 246 ppb platinum and 644 ppb palladium (Figure 11.5 to Figure 11.7).

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	57	1193250100-REP-R0001-01

All three charts display failures at the beginning of the program, which is typical. After about the 13th standard, the laboratory was able to get the system under control.

Figure 11.5 RV-2 Gold Chart

Figure 11.6 RV-2 Platinum Chart

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	58	1193250100-REP-R0001-01

Figure 11.7 RV-2 Palladium Chart

11.4.3 2011 RV-3 QA/QC RESULTS

RV-3 was the low-grade standard with expected values of 16.2 ppb gold, 160 ppb platinum and 327 ppb palladium (Figure 11.8 to Figure 11.10).

All three charts display minimal failures during the program, but display a large variation between samples. This can be typical with low-grade samples.

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	59	1193250100-REP-R0001-01

Figure 11.8 RV-3 Gold Chart

Figure 11.9 RV-3 Platinum Chart

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	60	1193250100-REP-R0001-01

Figure 11.10 RV-3 Palladium Chart

11.4.4 2011 BLANK QA/QC RESULTS

The gold and platinum blanks show minimal contamination. The palladium chart technically displays a significant number of failures. Over the course of the program, the frequency of the failures decreases, and this would indicate that there may be a process change at the laboratory. The end result is that at such a low detection limit it is expected to detect sample contamination in an environment with potentially mineable material (Figure 11.11 to Figure 11.13).

Of the 214 samples submitted, the mean grade is 2.39 ppb palladium, with the highest value of 38 ppb. It is felt that although there is an apparent high failure rate, the issue is likely due the detection limit of palladium being used is for greenfields exploration and not for deposit delineation. Having the detection limit so low at 3 ppb palladium will inherently induce failures when used in an environment with the average palladium grade of the sample data base is 0.4 ppm (400 ppb).

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	61	1193250100-REP-R0001-01

Figure 11.11 Gold Blank Chart

Figure 11.12 Platinum Blank Chart

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	62	1193250100-REP-R0001-01

Figure 11.13 Palladium Blank Chart

It is Tetra Tech’s opinion that the sample preparation, analytical procedures and QA/QC program meet industry standards and supports the resource estimation.

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	63	1193250100-REP-R0001-01

12.0 DATA VERIFICATION

Tetra Tech carried out an internal validation of the diamond drillhole data files against the original drillhole logs and assay certificates. The validation of the data files was completed on 60 of the 596 drillholes in the total database or 10% of the dataset.

Data verification was completed on collar coordinates, end-of-hole depth, downhole survey measurements, from and to intervals, assay sample intervals, and analytical results. No errors were identified in the collar, survey, or lithology files.

The assay file contained several drillhole entries where the assays for copper were in the nickel field, and the assays for zinc were in the copper field. This represents less than 0.1% errors within the entire assay dataset. Corrections were made to the data set. Table 12.1 summarizes the validation on the data set. All assays entered as zeros were converted to half the detection limit and were not considered to be errors in the data.

Table 12.1 Database Validation Summary

	Description	Value
Header	Number of Records	596
	Number of Records Validated	60
	Validation Rate	10.1%
	X Coordinate Error Rate	0.0%
	Y Coordinate Error Rate	0.0%
	Z Coordinate Error Rate	0.0%
	Hole Length Error Rate	0.0%
Survey	Number of Records	2584
	Number of Records Validated	266
	Validation Rate	10.3%
	Distance Error Rate	0.0%
	Azimuth Error Rate	0.0%
	Dip Error Rate	0.0%
Litho	Number of Records	3,731
	Number of Records Validated	159
	Validation Rate	4.3%
	From Error Rate	0.0%
	To Error Rate	0.0%
	Rockcode Error Rate	0.0%

table continues…

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	64	1193250100-REP-R0001-01

	Description	Value
Assay	Number of Records	106,873
	Number of Records Validated	10,001
	Validation Rate	9.4%
	From Error Rate	0.0%
	To Error Rate	0.0%
	Sample Number Error Rate	0.0%
	Au Error Rate	0.0%
	Pt Error Rate	0.0%
	Pd Error Rate	0.0%
	Ni Error Rate	0.1%
	Cu Error Rate	0.1%

The drillhole data was imported into the Datamine™ program, which has a routine that checks for duplicate intervals, overlapping intervals and intervals beyond the end-of-hole. Fifty-six errors were encountered with 38 being duplicate entries and 18 having overlapping intervals. The errors identified in the routine were checked against the original logs and corrected.

It is Tetra Tech’s option that the data is of sufficient quality to support the resource estimation.

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	65	1193250100-REP-R0001-01

13.0 MINERAL PROCESSING AND METALLURGICAL TESTING

PFN has not conducted an independent certified metallurgical test on the Project.

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	66	1193250100-REP-R0001-01

14.0 MINERAL RESOURCE ESTIMATES

The effective date of the mineral resource estimate is May 1, 2012.

14.1 DATABASE

PFN maintains all borehole data in a Microsoft Access™ database. Header, survey, assays, and lithology tables are saved on individual tabs in the database. The Microsoft Access™ database was provided to Tetra Tech by PFN on December 19, 2011.

The database contains 596 boreholes with 103,583 assays records in the database. Table 14.1 summarizes the borehole database.

Table 14.1 Borehole Database

Records	Project Total	Azen	Banshee	Dana North	Dana South	Lismer	Lismer Extension	Razor	Varley
Collar Records	596	13	22	143	85	95	56	25	58
Assay Records	103,583	1,123	1,676	19,898	14,908	14,321	4,617	2,331	3,122
Lithology Records	3,731	-	-	-	-	-	-	-	-
Survey Records	2,584	-	-	-	-	-	-	-	-

The non-assayed intervals within the database were assigned a void (-) value. Tetra Tech believes that non-assayed material should not be assigned a zero value, as this does not reflect the true value of the material. Sample intervals with values below detection limit (<) in the database were assigned half the detection limit.

The resource estimation was conducted using Datamine™ Studio 3 (v. 3.19.3638.0).

14.2 SPECIFIC GRAVITY MEASUREMENTS

There is limited specific gravity data available on the Project with only 432 samples which represents 0.4% of the total sample database. All the samples are from only three of the zones: Dana North, Dana South, and Lismer Ridge. Table 14.2 summarizes the statistics of the specific gravity measurements taken to date.

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	67	1193250100-REP-R0001-01

Table 14.2 Specific Gravity Summary

Zone	No. of Samples	Average	Minimum	Maximum
All	432	2.94	2.61	3.26
Dana North	90	2.86	2.66	3.04
Dana South	6	2.88	2.82	2.95
Lismer Ridge	336	2.95	2.61	3.26

Tetra Tech reviewed the potential to generate a regression formula for specific gravity based on several other elements. Upon review, it was determined that currently a regression formula based on grades cannot be generated due to low correlation factors.

Tetra Tech used a specific gravity of 2.94 for the resource estimate, which is the length-weighted average of 432 specific gravity samples.

Tetra Tech recommends that PFN continue to collect specific gravity measurements from the various rocks types and grade distributions in order to build up the data set. At a minimum, 5% of the data set should have specific gravity measurements before an acceptable regression formula can be built.

14.3 PALLADIUM EQUIVALENT FORMULA

All mineral wireframe interpretations and resource evaluations are based on a palladium equivalent formula, which includes grades, and metal pricing. Recovery factors are set at 100% as currently there are no valid metallurgical recoveries on record.

PdEq=((Augrade*Au$*Factor1)+(Ptgrade*Pt$**Factor1)+(Pdgrade*Pd$*Factor1)+(Ni grade*Ni$*Factor2)+(Cugrade*Cu$*Factor2)+(Cograde*Co$*Factor3))/(Pd$*Factor1)

  Au$ = US$1,271/oz
  Pt$ = US$1,885/oz
  Pd$ = US$896/oz
  Ni$ = US$9.7/lb
  Cu$ = US$3.00/lb
  Co$ = US$15.90/lb
  Factor1 = 0.0321508 (converts ounces to grams)
  Factor2 = 22.04622 (converts pounds to grade percent)
  Factor3 = 0.002205 (converts pounds to parts per million)

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	68	1193250100-REP-R0001-01

14.4 GEOLOGICAL INTERPRETATION

Three-dimensional wireframe models of mineralization were developed in Datamine™ by Tetra Tech with approval of all shapes by PFN. The basic wireframe designs were based on design criteria that included a minimum downhole width of 2.0 m and a minimum grade of 0.3 g/t PdEq.

Sectional interpretations were in Datamine™ Studio (v. 3.19.3638.0) software and these interpretations were linked with tag strings and triangulated to build three-dimensional solids. The solids were validated in Datamine™ and no errors were found.

The zones of mineralization interpreted for each area were generally contiguous; however, due to the nature of the mineralization there are portions of the wireframe that have grades less than 0.3 g/t PdEq, yet are still within the mineralizing trend.

Table 14.3 summaries the basic parameters of the various mineral wireframes used in this resource estimate.

14.5 EXPLORATORY DATA ANALYSIS

14.5.1 ASSAYS

The portion of the deposit included in the mineral resource was sampled by 6,351 PdEq assays. The assay intervals within each zone were captured using a Datamine™ macro into individual borehole files. These borehole files were reviewed to ensure all the proper assay intervals were captured. Table 14.4 summarizes the basic statistics for the assays at River Valley as a whole and for each of the eight zones individually.

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	69	1193250100-REP-R0001-01

Table 14.3 Wireframe Summary

Zone	Wireframe Dimensions (m)						Volume (m3)
	Minimum X	Maximum X	Minimum Y	Maximum Y	Minimum Z	Maximum Z
Azen	558,433.98	559,341.71	5,167,475.42	5,167,846.66	(134.51)	282.00	13,959,805.75
Banshee	555,406.63	555,881.58	5,170,899.39	5,171,733.29	58.82	320.00	7,096,289.08
Dana North	555,116.02	555,607.67	5,172,116.30	5,172,932.53	(101.08)	332.00	14,951,211.57
Dana South	555,379.68	555,694.72	5,171,821.88	5,172,209.03	(160.22)	306.00	10,410,276.97
Lismer	556,764.33	557,701.40	5,169,532.67	5,171,227.26	(17.17)	322.00	23,908,109.66
Lismer Extension	555,927.13	556,668.83	5,171,273.07	5,151,683.50	(33.35)	315.45	7,563,933.89
Razor	562,008.85	563,200.00	5,167,370.28	5,168,460.79	20.49	285.94	24,427,636.13
Varley	557,789.61	558,526.29	5,168,051.91	5,169,546.57	80.86	309.86	11,900,874.75

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	70	1193250100-REP-R0001-01

Table 14.4 Borehole Statistics

Field	No. of Records	No. of Samples	Samples (%)	Minimum	Maximum	Mean	Standard Deviation	Weight Field
River Valley
Length	64,336	64,336	100	0.02000	24.85	0.744	0.398	Length
Augt	64,336	64,046	100	0.00001	2.670	0.029	0.049	Length
Ptgt	64,336	64,046	100	0.00001	22.080	0.160	0.293	Length
Pdgt	64,336	64,046	100	0.00003	51.000	0.400	0.873	Length
CuPer	64,336	64,046	100	0.00003	1.020	0.043	0.063	Length
NiPer	64,336	64,046	100	0.00003	0.567	0.012	0.015	Length
Fe-perc	64,336	25,658	40	0.00500	2,450.000	5.017	59.372	Length
Co-ppm	64,336	25,658	40	0.50000	433.000	26.014	17.292	Length
S-perc	64,336	9,248	14	0.00500	3.210	0.177	0.207	Length
Rh-ppb	64,336	8,559	13	0.00000	873.000	18.980	30.749	Length
Pdeq	64,336	64,046	100	0.00000	100.360	0.983	1.678	Length
Ag-ppm	64,336	25,658	40	0.00000	50.100	0.625	1.190	Length
Azen
Length	1,123	1,123	100	0.10000	1.500	0.978	0.119	Length
Augt	1,123	1,123	100	0.00025	0.635	0.018	0.029	Length
Ptgt	1,123	1,123	100	0.00500	1.310	0.089	0.111	Length
Pdgt	1,123	1,123	100	0.00003	3.456	0.259	0.345	Length
CuPer	1,123	1,123	100	0.00049	0.443	0.049	0.053	Length
NiPer	1,123	1,123	100	0.00030	0.173	0.024	0.021	Length
Fe-perc	1,123	302	27	0.69000	5.560	2.016	0.857	Length
Co-ppm	1,123	302	27	5.00000	425.000	33.424	48.566	Length
S-perc	1,123	302	27	0.03000	1.240	0.223	0.222	Length
Pdeq	1,123	1,123	100	0.02230	8.560	0.776	0.826	Length
Ag-ppm	1,123	302	27	0.10000	50.100	1.934	8.040	Length
Banshee
Length	1,676	1,676	100	0.05000	1.500	0.775	0.257	Length
Augt	1,676	1,676	100	0.00025	0.439	0.024	0.035	Length
Ptgt	1,676	1,676	100	0.00003	12.772	0.134	0.306	Length
Pdgt	1,676	1,676	100	0.00003	18.920	0.220	0.529	Length
CuPer	1,676	1,676	100	0.00003	0.452	0.036	0.060	Length
NiPer	1,676	1,676	100	0.00003	0.093	0.007	0.010	Length
Pdeq	1,676	1,676	100	0.00000	46.410	0.670	1.210	Length
Dana North
Length	19,898	19,898	100	0.02000	18.650	0.764	0.397	Length
Augt	19,898	19,672	99	0.00025	1.552	0.032	0.050	Length
Ptgt	19,898	19,672	99	0.00003	5.280	0.173	0.274	Length
Pdgt	19,898	19,672	99	0.00003	16.550	0.434	0.833	Length
CuPer	19,898	19,672	99	0.00003	1.020	0.053	0.065	Length
NiPer	19,898	19,672	99	0.00003	0.156	0.013	0.012	Length

table continues…

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Field	No. of Records	No. of Samples	Samples (%)	Minimum	Maximum	Mean	Standard Deviation	Weight Field
Fe-perc	19,898	10,253	52	0.00500	2,450.000	8.977	90.738	Length
Co-ppm	19898	10253	52	0.50000	259.000	28.113	15.709	Length
S-perc	19898	4960	25	0.00500	3.210	0.198	0.208	Length
Rh-ppb	19898	4684	24	0.00000	410.000	20.569	29.068	Length
Pdeq	19898	19672	99	0.00378	28.820	1.087	1.640	Length
Ag-ppm	19898	10253	52	0.10000	20.000	0.751	0.933	Length
Dana South
Length	14,908	14,908	100	0.05000	24.8500	0.774	0.522	Length
Augt	14,908	14,866	100	0.00025	1.396	0.032	0.055	Length
Ptgt	14,908	14,866	100	0.00003	6.730	0.177	0.340	Length
Pdgt	14,908	14,866	100	0.00003	18.030	0.483	1.127	Length
CuPer	14,908	14,866	100	0.00003	1.0001	0.037	0.067	Length
NiPer	14,908	14,866	100	0.00003	0.164	0.009	0.012	Length
Fe-perc	14,908	7,599	51	0.00500	10.8	2.471	1.101	Length
Co-ppm	14,908	7,599	51	0.50000	433	27.621	17.193	Length
S-perc	14,908	1,428	10	0.00500	1.58	0.143	0.189	Length
Rh-ppb	14,908	1,029	7	0.50000	280	15.000	27.557	Length
Pdeq	14,908	14,866	100	0.00000	36.24	1.071	2.058	Length
Ag-ppm	14,908	7,599	51	0.10000	10.00	0.604	0.560	Length
Lismer
Length	14,321	14,321	100	0.05000	5.5	0.633	0.266	Length
Augt	14,321	14,313	100	0.00025	2.430	0.025	0.041	Length
Ptgt	14,321	14,313	100	0.00003	5.630	0.140	0.234	Length
Pdgt	14,321	14,313	100	0.00003	14.990	0.320	0.636	Length
CuPer	14,321	14,313	100	0.00003	0.979	0.035	0.058	Length
NiPer	14,321	14,313	100	0.00003	0.567	0.011	0.017	Length
Fe-perc	14,321	4,170	29	0.01000	6.84	1.720	0.904	Length
Co-ppm	14,321	4,170	29	0.50000	222	23.703	17.694	Length
Rh-ppb	14,321	388	3	0.00000	160	15.024	24.704	Length
Pdeq	14,321	14,313	100	0.00000	27.15	0.824	1.268	Length
Ag-ppm	14,321	4,170	29	0.00000	4.2	0.440	0.471	Length
Lismer Extension
Length	4,617	4,617	100	0.02000	10.000	0.774	0.340	Length
Augt	4,617	4,612	100	0.00025	0.636	0.029	0.044	Length
Ptgt	4,617	4,612	100	0.00003	22.080	0.178	0.400	Length
Pdgt	4,617	4,612	100	0.00003	51.000	0.412	1.022	Length
CuPer	4,617	4,612	100	0.00003	1.000	0.046	0.063	Length
NiPer	4,617	4,612	100	0.00003	0.115	0.011	0.014	Length
Fe-perc	4,617	849	18	0.26000	6.690	1.545	0.835	Length
Co-ppm	4,617	849	18	0.50000	202.000	20.714	14.065	Length
S-perc	4,617	73	2	0.00500	0.970	0.196	0.189	Length

table continues…

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Field	No. of Records	No. of Samples	Samples (%)	Minimum	Maximum	Mean	Standard Deviation	Weight Field
Rh-ppb	4,617	119	3	0.00000	873.000	31.878	81.545	Length
Pdeq	4617	4612	100	0.00000	100.36	1.022	2.005	Length
Ag-ppm	4617	849	18	0.10000	10	0.434	0.428	Length
Razor
Length	2,332	2,332	100	0.10000	4.000	0.990	0.120	Length
Augt	2,332	2,325	100	0.00025	0.956	0.016	0.034	Length
Ptgt	2,332	2,325	100	0.00500	3.060	0.086	0.132	Length
Pdgt	2,332	2,325	100	0.00003	3.470	0.191	0.300	Length
CuPer	2,332	2,325	100	0.00008	0.448	0.029	0.039	Length
NiPer	2,332	2,325	100	0.00070	0.243	0.020	0.024	Length
Fe-perc	2,332	1,312	56	0.28000	7.280	1.097	0.655	Length
Co-ppm	2,332	1,312	56	2.00000	118.000	14.669	13.262	Length
S-perc	2,332	1,312	56	0.01000	2.860	0.152	0.256	Length
Pdeq	2,332	2,325	100	0.03138	8.390	0.621	0.760	Length
Ag-ppm	2,332	1,312	56	0.10000	9.100	0.315	0.421	Length
Varley
Length	3,122	3,122	100	0.10000	15.000	0.990	-	Length
Augt	3,122	3,122	100	0.00025	0.626	0.026	-	Length
Ptgt	3,122	3,122	100	0.00500	5.383	0.148	-	Length
Pdgt	3,122	3,122	100	0.00003	14.160	0.376	-	Length
CuPer	3,122	3,122	100	0.00069	0.531	0.044	-	Length
NiPer	3,122	3,122	100	0.00050	0.138	0.013	-	Length
Fe-perc	3,122	1,173	38	0.44000	8.480	2.106	-	Length
Co-ppm	3,122	1,173	38	0.50000	117.000	19.198	-	Length
S-perc	3,122	1,173	38	0.00500	1.200	0.148	-	Length
Pdeq	3,122	3,122	100	0.02118	28.120	0.928	-	Length
Ag-ppm	3,122	1,173	38	0.10000	8.400	0.293	-	Length
Dana Surface
Length	1,681	1681	100%	0.30000	0.3	0.300	-	Length
Augt	1,681	1681	100%	0.00025	2.670	0.048	0.087	Length
Ptgt	1,681	1681	100%	0.00003	3.904	0.226	0.344	Length
Pdgt	1,681	1681	100%	0.00003	9.116	0.631	1.078	Length
CuPer	1,681	1681	100%	0.00003	0.552	0.063	0.076	Length
NiPer	1,681	1681	100%	0.00003	0.108	0.020	0.017	Length
Rh-ppb	1,681	1681	100%	0.00000	384	11.477	27.341	Length
Pdeq	1,681	1681	100%	0.00784	17.66	1.469	2.051	Length
Dana South Surface
Length	658	658	100%	0.30000	0.3	0.300	-	Length
Augt	658	658	100%	0.00001	0.375	0.046	0.062	Length
Ptgt	658	658	100%	0.00001	3.900	0.227	0.428	Length
Pdgt	658	658	100%	0.00003	12.38	0.709	1.446	Length

table continues…

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Field	No. of Records	No. of Samples	Samples (%)	Minimum	Maximum	Mean	Standard Deviation	Weight Field
CuPer	658	658	100%	0.00003	0.543	0.068	0.089	Length
NiPer	658	658	100%	0.00003	0.156	0.025	0.019	Length
Rh-ppb	658	658	100%	0.00000	343	21.117	44.806	Length
Pdeq	658	658	100%	0.03902	21.36	1.593	2.657	Length

The correlation coefficients for the elements were reviewed prior to any capping and compositing to determine if the any correlation existed to allow similar variogram and estimation parameters to be used. Table 14.5 summarizes the correlation between the elements.

Table 14.5 Correlation Coefficients

	Au	Pt	Pd	Ni	Cu	Fe	Co	Ag	S	Mg	Rh
Au	1.0000	-	-	-	-	-	-	-	-	-	-
Pt	0.7215	1.0000	-	-	-	-	-	-	-	-	-
Pd	0.7535	0.9474	1.0000	-	-	-	-	-	-	-	-
Ni	0.4140	0.3921	0.4328	1.0000	-	-	-	-	-	-	-
Cu	0.6311	0.5391	0.5871	0.7466	1.0000	-	-	-	-	-	-
Fe	-0.0253	-0.0212	-0.0178	-0.0338	-0.0274	1.0000	-	-	-	-	-
Co	0.3620	0.3169	0.3413	0.7891	0.5395	0.0813	1.0000	-	-	-	-
Ag	0.1646	0.1463	0.1618	0.1567	0.2149	0.3210	0.1647	1.0000	-	-	-
S	0.4821	0.4374	0.4820	0.8047	0.6968	0.4186	0.6937	0.0415	1.0000	-	-
Mg	0.0550	0.0597	0.0585	0.3598	0.1023	-0.0469	0.6135	0.0213	0.2152	1.0000	-
Rh	0.6501	0.8262	0.8589	0.5897	0.6775	0.1367	0.3825	0.1900	0.5525	0.6160	1.0000

14.5.2 GRADE CAPPING

Raw assay data for each element was examined individually to assess the amount of metal that is at risk from high-grade assays. The Datamine™ Decile function was used to assist in the determination if grade capping was required along with reviewing the cumulative frequency plots (Figure 14.1 to Figure 14.5)

It was determined through the review that capping was not required on any element in the dataset. The potential of smearing high-grade samples will be controlled by the kriging process.

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	74	1193250100-REP-R0001-01

Figure 14.1 Cumulative Log Histogram – Gold

Figure 14.2 Cumulative Log Histogram – Platinum

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	75	1193250100-REP-R0001-01

Figure 14.3 Cumulative Log Histogram – Palladium

Figure 14.4 Cumulative Log Histogram – Nickel

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	76	1193250100-REP-R0001-01

Figure 14.5 Cumulative Log Histogram – Copper

14.5.3 COMPOSITING

Compositing of all the assay data was completed on various intervals lengths from 1 to 5 m honouring the interpretation of the geological solids Figure 14.6 to Figure 14.10.

Figure 14.6 River Valley 1 m Composite Histogram

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	77	1193250100-REP-R0001-01

Figure 14.7 River Valley 2 m Composite Histogram

Figure 14.8 River Valley 3 m Composite Histogram

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	78	1193250100-REP-R0001-01

Figure 14.9 River Valley 4 m Composite Histogram

Figure 14.10 River Valley 5 m Composite Histogram

The 2 m composite was selected as it corresponds with approximately to one-half the cell widths to be used in the modelling process and displays the most consistent statistics.

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	79	1193250100-REP-R0001-01

The backstitching process was used in the compositing routine to ensure all captured sample material was included. The backstitching routine adjusts the composite lengths for each individual borehole in order to compensate for the last sample interval. The minimum composite length in all runs was set at 0.35 m to allow the small channel samples on surface to remain as individual composites. Table 14.6 summarizes the statistics for the boreholes after compositing.

Table 14.6 River Valley Drillhole Composite Statistics

Field	1 m Composite	2 m Composite	3 m Composite	4 m Composite	5 m Composite
Length	0.966	1.843	2.649	3.380	4.069
Augt	0.029	0.029	0.029	0.029	0.029
Ptgt	0.160	0.160	0.160	0.160	0.160
Pdgt	0.400	0.399	0.399	0.399	0.399
CuPer	0.043	0.043	0.043	0.043	0.043
NiPer	0.012	0.012	0.012	0.012	0.012
Fe-perc	5.009	5.144	5.137	5.116	5.133
Co-ppm	26.014	26.048	26.048	26.039	26.043
S-perc	0.177	0.178	0.178	0.178	0.178
Rh-ppb	19.043	19.061	19.129	19.170	19.257
Pdeq	0.982	0.981	0.981	0.982	0.981
Ag-ppm	0.625	0.629	0.629	0.629	0.628

14.6 SPATIAL ANALYSIS

Variography, using Datamine™ Studio (v. 3.19.3638.0) software, was completed for all elements globally for all zones. Downhole variograms were used to determine nugget effect and then correlograms were modelled to determine spatial continuity in the zones.

Table 14.7 summarizes results of the variography, while the correlograms for each of the elements and be found in Appendix A.

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	80	1193250100-REP-R0001-01

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	81	1193250100-REP-R0001-01

14.7 RESOURCE BLOCK MODEL

Individual block models were established in Datamine™ for each of the eight zones using one parent model as the origin. The model was not rotated. Drillhole spacing is variable with the majority of the surface drilling spaced at 25 m sections and 25 to 75 m on sections. A block size of 10 m x 10 m x 5 m was selected in order to accommodate the nature of the mineralization and be amenable for the open pit potential.

Sub-celling of the block model on a 1 x 1 x 1 pattern in the YZ plane allows the parent block to be split in each direction to more accurately fill the volume of the wireframes, thus more accurately estimate the tonnes in the resource.

Table 14.8 summarizes details of the parent block model.

Table 14.8 Parent Model Parameters

Origin			Cell Size			Number of Cells
X Origin	Y Origin	Z Origin	XINC	YINC	ZINC	NX	NY	NZ
555000	5167200	-200	10	10	5	830	580	110

14.7.1 DYNAMIC ANISOTROPY

Due to the curved nature of the wireframes and the distribution of the mineralization within the zones, a single search ellipse would not be practical and would result in the smearing of grades in a direction that does not represent the true nature of the mineralization

Dynamic anisotropy is an option in Datamine™ Studio 3 that allows the anisotropy rotation angles that define search volumes and variogram models to be defined individually for each cell in the model, thus allowing the search volume to be precisely oriented to follow the trend of the mineralization. Figure 14.11 is an example on how the orientation of the search ellipse will vary across the mineralized zone using dynamic anisotropy search compared an anisotropic search.

Figure 14.12 displays how the dip direction of the search ellipse is varied at Dana North through the use of dynamic anisotropy.

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	82	1193250100-REP-R0001-01

Figure 14.12 Dana North Dynamic Anisotropy

14.7.2 ESTIMATION CRITERIA

The interpolations of the zones were completed using the estimation methods: NN, ID2, and OK. The estimations were designed for three passes. In each pass a minimum and maximum number of samples were required as well as a maximum number of samples from a borehole in order to satisfy the estimation criteria.

Table 14.9 and Table 14.10 summarize the interpolation criteria for the zones.

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	83	1193250100-REP-R0001-01

Table 14.9 Estimation Criteria

Description	Estimation Reference No.	VALUE_IN	VALUE_OU	Search Reference No.	NUMSAM_F	SVOL_F	IMETHOD	VREFNUM
Pdnn	1	Pdgt	Pdnn	1.000	-	-	1	3
Pdid	2	Pdgt	Pdid	1.000	-	-	2	3
Pdok	3	Pdgt	Pdok	1.000	NUMSAMP	SVOL	3	3
Ptnn	4	Ptgt	Ptnn	2.000	-	-	1	1
Ptid	5	Ptgt	Ptid	2.000	-	-	2	1
Ptok	6	Ptgt	Ptok	2.000	-	-	3	1
Aunn	7	Augt	Aunn	3.000	-	-	1	2
Auid	8	Augt	Auid	3.000	-	-	2	2
Auok	9	Augt	Auok	3.000	-	-	3	2
Ninn	10	NiPer	Ninn	4.000	-	-	1	4
Niid	11	NiPer	Niid	4.000	-	-	2	4
Niok	12	NiPer	Niok	4.000	-	-	3	4
Cunn	13	CuPer	Cunn	5.000	-	-	1	5
Cuid	14	CuPer	Cuid	5.000	-	-	2	5
Cuok	15	CuPer	Cuok	5.000	-	-	3	5
Conn	16	Co-ppm	Conn	6.000	-	-	1	6
Coid	17	Co-ppm	Coid	6.000	-	-	2	6
Cook	18	Co-ppm	Cook	6.000	-	-	3	6
Rhok	21	Rh-ppb	Rhok	7.000	-	-	3	7
Mgok	22	Mg-perc	Mgok	8.000	-	-	3	8
Sok	23	S-perc	Sok	9.000	-	-	3	9
Feok	24	Fe-perc	Feok	10.000	-	-	3	10
Agok	25	Ag-ppm	Agok	11.000	-	-	3	11

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	84	1193250100-REP-R0001-01

Table 14.10 Search Criteria

Element	SREFNUM	Search Method	Search Distance Along Strike (X)	Search Distance Down Dip (Z)	Search Distance Across Strike (Y)	DA Angle Z	DA Angle Y	DA Angle X
Pd	1	ellipse	47	73	40	TRDIPDIR	-	TRDIP
Pt	2	ellipse	40	33	27	TRDIPDIR	-	TRDIP
Au	3	ellipse	60	66	47	TRDIPDIR	-	TRDIP
Ni	4	ellipse	66	73	39	TRDIPDIR	-	TRDIP
Cu	5	ellipse	53	66	40	TRDIPDIR	-	TRDIP
Co	6	ellipse	40	47	40	TRDIPDIR	-	TRDIP
Rh	7	ellipse	20	30	13	TRDIPDIR	-	TRDIP
Mg	8	ellipse	20	27	8	TRDIPDIR	-	TRDIP
S	9	ellipse	13	27	20	TRDIPDIR	-	TRDIP
Fe	10	ellipse	20	20	20	TRDIPDIR	-	TRDIP
Ag	11	ellipse	10	10	10	TRDIPDIR	-	TRDIP
Search Volume 1	Minimum No. of Samples	Maximum No. of Samples	Search Volume 2	Minimum No. of Samples	Maximum No. of Samples	Search Volume 4	Minimum No. of Samples	Maximum No of Samples
1	10	30	2	5	30	4	3	20
Octant Method	Minimum No. of Octant	Minimum/Octant	Maximum/Octant	Maximum Samples/Borehole
0	0	0	0	8

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	85	1193250100-REP-R0001-01

14.8 RESOURCE CLASSIFICATION

Several factors are considered in the definition of a resource classification:

  NI 43-101 requirements
  Canadian Institute of Mining, Metallurgy and Petroleum (CIM) guidelines the author’s experience with magmatic PGE-nickel deposits
  spatial continuity based on variography of the assays within the drillholes drillholes spacing and estimation runs required to estimate the grades in a block.

No environmental, permitting, legal, title, taxation, socio-economic, marketing or other relevant issues are known to Tetra Tech that may affect the estimate of mineral resources. Mineral reserves can only be estimated on the basis of an economic evaluation that is used in a preliminary feasibility study or a feasibility study of a mineral project; thus, no reserves have been estimated. As per NI 43-101, mineral resources, which are not mineral reserves, do not have to demonstrate economic viability.

14.9 MINERAL RESOURCE TABULATION

The resource reported as of May 2012 has been tabulated in terms of a PdEq cut-off grade. The various mineral resource classifications for all the zones at River Valley are tabulated in Table 14.11 to Table 14.13 for the Measured, Indicated and Inferred Resources. Resources are stated as all blocks above the cut-off grade. The resources are tabulated using various cut-off grades to demonstrate the robust nature of the resource.

Table 14.11 River Valley Measured Resource Cut-off

PdEq Cut-off	Tonnes	Pd (g/t)	Pt (g/t)	Rh (g/t)	Au (g/t)	Ag (g/t)	Cu (%)	Ni (%)	Co (%)	PdEq (g/t)
0.30	52,189,120	0.40	0.16	0.015	0.03	0.47	0.04	0.01	0.003	0.99
0.40	47,291,470	0.43	0.17	0.016	0.03	0.48	0.04	0.01	0.003	1.06
0.50	40,576,180	0.48	0.18	0.017	0.03	0.49	0.05	0.01	0.003	1.16
0.60	34,485,180	0.53	0.20	0.019	0.04	0.51	0.05	0.01	0.003	1.26
0.70	29,734,810	0.58	0.21	0.021	0.04	0.53	0.06	0.01	0.003	1.36
0.80	25,584,850	0.63	0.23	0.022	0.04	0.55	0.06	0.02	0.003	1.46
0.90	21,950,430	0.68	0.25	0.024	0.05	0.56	0.06	0.02	0.003	1.56
1.00	18,785,450	0.74	0.26	0.026	0.05	0.58	0.07	0.02	0.003	1.67
1.10	16,070,350	0.79	0.28	0.027	0.05	0.60	0.07	0.02	0.003	1.77
1.20	13,791,240	0.85	0.30	0.029	0.05	0.62	0.07	0.02	0.003	1.87
1.30	11,873,550	0.90	0.31	0.031	0.06	0.63	0.08	0.02	0.003	1.97

table continues…

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	86	1193250100-REP-R0001-01

PdEq Cut-off	Tonnes	Pd (g/t)	Pt (g/t)	Rh (g/t)	Au (g/t)	Ag (g/t)	Cu (%)	Ni (%)	Co (%)	PdEq (g/t)
1.40	10,202,730	0.96	0.33	0.032	0.06	0.65	0.08	0.02	0.003	2.08
1.50	8,779,350	1.01	0.34	0.034	0.06	0.66	0.08	0.02	0.003	2.18
1.60	7,614,580	1.07	0.36	0.036	0.07	0.68	0.08	0.02	0.003	2.28
1.70	6,471,590	1.13	0.37	0.038	0.07	0.70	0.09	0.02	0.003	2.39
1.80	5,569,280	1.19	0.39	0.039	0.07	0.71	0.09	0.02	0.003	2.49
1.90	4,823,020	1.25	0.40	0.041	0.07	0.72	0.09	0.02	0.003	2.59
2.00	4,145,280	1.31	0.42	0.043	0.08	0.73	0.09	0.02	0.003	2.69

Table 14.12 River Valley Indicated Resource Cut-off

PdEq Cut-off	Tonnes	Pd (g/t)	Pt (g/t)	Rh (g/t)	Au (g/t)	Ag (g/t)	Cu (%)	Ni (%)	Co (%)	PdEq (g/t)
0.30	141,557,300	0.36	0.15	0.014	0.03	0.20	0.04	0.01	0.002	0.93
0.40	132,716,200	0.38	0.15	0.014	0.03	0.21	0.05	0.01	0.002	0.97
0.50	114,501,900	0.42	0.16	0.016	0.03	0.22	0.05	0.01	0.002	1.05
0.60	95,735,500	0.46	0.18	0.017	0.03	0.23	0.05	0.01	0.002	1.15
0.70	80,445,500	0.51	0.20	0.019	0.03	0.24	0.06	0.02	0.002	1.24
0.80	65,754,600	0.56	0.21	0.020	0.04	0.26	0.06	0.02	0.002	1.35
0.90	53,225,100	0.62	0.23	0.022	0.04	0.27	0.06	0.02	0.002	1.47
1.00	43,959,900	0.68	0.25	0.024	0.04	0.29	0.07	0.02	0.002	1.58
1.10	36,780,800	0.73	0.27	0.026	0.05	0.30	0.07	0.02	0.002	1.68
1.20	30,943,200	0.78	0.29	0.027	0.05	0.32	0.07	0.02	0.002	1.78
1.30	25,948,500	0.84	0.30	0.029	0.05	0.34	0.08	0.02	0.002	1.89
1.40	21,704,500	0.89	0.32	0.031	0.06	0.35	0.08	0.02	0.002	1.99
1.50	18,160,300	0.95	0.34	0.032	0.06	0.37	0.08	0.02	0.002	2.10
1.60	15,202,500	1.01	0.36	0.034	0.06	0.38	0.08	0.02	0.002	2.20
1.70	12,899,700	1.06	0.37	0.036	0.06	0.40	0.08	0.02	0.002	2.30
1.80	10,991,500	1.11	0.39	0.038	0.07	0.41	0.09	0.02	0.002	2.40
1.90	9,329,900	1.17	0.41	0.039	0.07	0.42	0.09	0.02	0.002	2.49
2.00	7,811,200	1.22	0.43	0.041	0.07	0.43	0.09	0.02	0.002	2.60

Table 14.13 River Valley Inferred Resource Cut-off

PdEq Cut-off	Tonnes	Pd (g/t)	Pt (g/t)	Rh (g/t)	Au (g/t)	Ag (g/t)	Cu (%)	Ni (%)	Co (%)	PdEq (g/t)
0.30	130,872,000	0.22	0.09	0.009	0.02	0.08	0.04	0.02	0.002	0.70
0.40	117,268,000	0.23	0.10	0.010	0.02	0.08	0.04	0.02	0.002	0.74
0.50	96,299,000	0.26	0.11	0.010	0.02	0.08	0.04	0.02	0.002	0.80
0.60	73,492,000	0.29	0.12	0.011	0.02	0.08	0.05	0.02	0.002	0.88
0.70	53,206,000	0.32	0.13	0.012	0.02	0.09	0.05	0.03	0.002	0.97

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	87	1193250100-REP-R0001-01

PdEq Cut-off	Tonnes	Pd (g/t)	Pt (g/t)	Rh (g/t)	Au (g/t)	Ag (g/t)	Cu (%)	Ni (%)	Co (%)	PdEq (g/t)
0.80	35,910,000	0.36	0.14	0.014	0.03	0.11	0.06	0.03	0.002	1.07
0.90	25,283,000	0.40	0.16	0.015	0.03	0.12	0.06	0.03	0.002	1.17
1.00	17,803,000	0.44	0.17	0.016	0.03	0.13	0.06	0.03	0.002	1.26
1.10	12,022,000	0.48	0.19	0.018	0.03	0.11	0.07	0.03	0.002	1.36
1.20	8,021,000	0.53	0.20	0.019	0.04	0.10	0.07	0.04	0.002	1.46
1.30	5,379,000	0.58	0.21	0.020	0.04	0.10	0.08	0.04	0.001	1.57
1.40	3,703,000	0.63	0.22	0.022	0.04	0.10	0.08	0.04	0.001	1.67
1.50	2,700,000	0.68	0.22	0.023	0.05	0.10	0.09	0.04	0.001	1.75
1.60	1,889,000	0.72	0.23	0.024	0.05	0.09	0.09	0.05	0.001	1.83
1.70	1,298,000	0.76	0.25	0.026	0.05	0.09	0.09	0.05	0.001	1.91
1.80	895,000	0.78	0.26	0.027	0.06	0.08	0.10	0.05	0.000	1.99
1.90	577,000	0.81	0.28	0.028	0.06	0.05	0.10	0.05	0.000	2.07
2.00	322,000	0.85	0.30	0.029	0.06	0.02	0.10	0.05	0.000	2.16

The corresponding grade-tonnage curves for the various resource categories are displayed in Figure 14.13 to Figure 14.15.

Figure 14.15 River Valley Inferred Resource Grade-tonnage Curve

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	88	1193250100-REP-R0001-01

Figure 14.14 River Valley Indicated Resource Grade-tonnage Curve

Figure 14.15 River Valley Inferred Resource Grade-tonnage Curve

Based on the similar PGM projects in Canada, a 0.8 g/t PdEq cut-off was used to tabulate the resource for the various zones and categories.

Table 14.14 River Valley Mineral Resource Summary

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	89	1193250100-REP-R0001-01

Table 14.14 River Valley Mineral Resource Summary

Zone	PdEq Cut-off	Tonnes	Pd (g/t)	Pt (g/t)	Rh (g/t)	Au (g/t)	Ag (g/t)	Cu (%)	Ni (%)	Co (%)	PdEq (g/t)
Measured
Azen	0.80	-	-	-	-	-	-	-	-	-	-
Banshee	0.80	-	-	-	-	-	-	-	-	-	-
Dana	0.80	9,622,180	0.66	0.24	0.023	0.05	0.70	0.07	0.02	0.003	1.56
Dana S	0.80	5,980,550	0.79	0.26	0.027	0.05	0.56	0.06	0.01	0.003	1.68
Lismer	0.80	9,982,120	0.50	0.20	0.018	0.04	0.40	0.05	0.02	0.003	1.24
Lismer Extension	0.80	-	-	-	-	-	-	-	-	-	-
Razor	0.80	-	-	-	-	-	-	-	-	-	-
Varley	0.80	-	-	-	-	-	-	-	-	-	-
Total Measured	-	25,584,850	0.63	0.23	0.022	0.04	0.55	0.06	0.02	0.003	1.46

Indicated
Azen	0.80	-	-	-	-	-	-	-	-	-	-
Banshee	0.80	-	-	-	-	-	-	-	-	-	-
Dana	0.80	14,076,300	0.60	0.22	0.021	0.04	0.52	0.07	0.02	0.003	1.45
Dana S	0.80	8,040,000	0.70	0.24	0.024	0.04	0.59	0.05	0.01	0.003	1.49
Lismer	0.80	16,300,300	0.48	0.19	0.018	0.04	0.05	0.06	0.02	0.003	1.25
Lismer Ext	0.80	13,690,300	0.57	0.23	0.021	0.04	0.12	0.06	0.02	0.002	1.37
Razor	0.80	-	-	-	-	-	-	-	-	-	-
Varley	0.80	13,647,800	0.53	0.21	0.019	0.03	0.17	0.05	0.01	0.002	1.27
Total Indicated	-	65,754,700	0.56	0.21	0.020	0.04	0.26	0.06	0.02	0.003	1.35

table continues…

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	90	1193250100-REP-R0001-01

Zone	PdEq Cut-off	Tonnes	Pd (g/t)	Pt (g/t)	Rh (g/t)	Au (g/t)	Ag (g/t)	Cu (%)	Ni (%)	Co (%)	PdEq (g/t)
Measured + Indicated
Azen	0.80	-	-	-	-	-	-	-	-	-	-
Banshee	0.80	-	-	-	-	-	-	-	-	-	-
Dana	0.80	23,698,480	0.63	0.23	0.022	0.04	0.59	0.07	0.02	0.003	1.49
Dana S	0.80	14,020,550	0.74	0.25	0.025	0.04	0.58	0.05	0.01	0.003	1.57
Lismer	0.80	26,282,420	0.49	0.19	0.018	0.04	0.18	0.06	0.02	0.003	1.25
Lismer Ext	0.80	13,690,300	0.57	0.23	0.021	0.04	0.12	0.06	0.02	0.002	1.37
Razor	0.80	-	-	-	-	-	-	-	-	-	-
Varley	0.80	13,647,800	0.53	0.21	0.019	0.03	0.17	0.05	0.01	0.002	1.27
Total Measured + Indicated	-	91,339,550	0.58	0.22	0.021	0.04	0.34	0.06	0.02	0.003	1.38

Inferred
Azen	0.80	16,095,000	0.37	0.15	0.014	0.03	0.08	0.05	0.03	0.001	1.11
Banshee	0.80	3,320,000	0.35	0.19	0.015	0.03	-	0.05	0.01	-	1.00
Dana	0.80	-	-	-	-	-	-	-	-	-	-
Dana S	0.80	-	-	-	-	-	-	-	-	-	-
Lismer	0.80	303,000	0.31	0.13	0.012	0.03	-	0.06	0.02	0.002	0.92
Lismer Ext	0.80	-	-	-	-	-	-	-	-	-	-
Razor	0.80	16,163,000	0.36	0.12	0.013	0.02	0.16	0.06	0.03	0.003	1.05
Varley	0.80	30,000	0.30	0.15	0.012	0.03	-	0.07	0.01	0.002	0.94
Total Inferred	-	35,911,000	0.36	0.14	0.014	0.03	0.11	0.06	0.03	0.003	1.07

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	91	1193250100-REP-R0001-01

14.10 VALIDATION

The River Valley model was validated by three methods:

  visual comparison of colour-coded block model grades with composite grades on section and plan comparison of the global mean block grades for OK, ID2, NN, and composites swath plots of the various zones in both plan and section views.

14.10.1 VISUAL VALIDATION

The visual comparisons of the block model grades with composite grades for each of the zones show a reasonable correlation between the values. No significant discrepancies were apparent from the sections reviewed, yet grade smoothing is apparent in some locations due to the distance between drill samples being broader in some regions.

Figure 14.16 to Figure 14.23 displays the comparison between the block model and the composited drillholes.

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	92	1193250100-REP-R0001-01

Figure 14.16 Dana North Model vs. Diamond Drillhole Comparison

Pdeq (pfn3_ddh)
[ABSENT]
[0,0.1]
[0.1,0.3]
[0.3,0.5]
[0.5,0.8]
[0.8,1]
[1,5]
[5,100.459]
06/01/2012 KW
TETRA TECH
WARDROP
250
0
5172250
556250
5172500
556500

Pdeq (pfn3_ddh)
[ABSENT]
[0,0.1]
[0.1,0.3]
[0.3,0.5]
[0.5,0.8]
[0.8,1]
[1,5]
[5,100.459]
06/01/2012 KW
TETRA TECH
WARDROP
250
0
5172250
556250
5172500
556500

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	93	1193250100-REP-R0001-01

Figure 14.17 Dana South Model vs. Diamond Drillhole Comparison

Figure 14.18 Banshee Model vs. Diamond Drillhole Comparison

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	94	1193250100-REP-R0001-01

Figure 14.19 Lismer Model vs. Diamond Drillhole Comparison

Figure 14.20 Lismer Extension Model vs. Diamond Drillhole Comparison

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	95	1193250100-REP-R0001-01

Figure 14.21 Varley Model vs. Diamond Drillhole Comparison

Figure 14.22 Azen Model vs. Diamond Drillhole Comparison

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	96	1193250100-REP-R0001-01

Figure 14.23 Razor Model vs. Diamond Drillhole Comparison

14.10.2 OVERALL COMPARISON

The overall block model statistics for the OK model were compared to the overall ID2 and NN model values as well as the composite capped drillhole data. Table 14.15 shows this comparison of the global estimates for the three estimation method calculations. In general, there is agreement between the OK model and ID2 model and NN model. Larger discrepancies are reflected as a result of lower drill density in some portions of the model. There is a degree of smoothing apparent when compared to the diamond drill statistics. Comparisons were made using all blocks at a 0 g/t cut-off.

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	97	1193250100-REP-R0001-01

Au DDH Grade (g/t)	Au NN Grade (g/t)	Au ID^2 Grade (g/t)	Au OK Grade (g/t)	Pt DDH Grade (g/t)	Pt NN Grade (g/t)	Pt ID^2 Grade (g/t)	Pt OK Grade (g/t)	Pd DDH Grade (g/t)	Pd NN Grade (g/t)	Pd ID^2 Grade (g/t)	Pd OK Grade (g/t)
Dana North	0.032	0.027	0.029	0.028	0.173	0.150	0.153	0.154	0.434	0.358	0.377	0.379
Dana South	0.032	0.026	0.027	0.027	0.177	0.149	0.156	0.154	0.483	0.375	0.396	0.387
Banshee	0.024	0.022	0.022	0.021	0.134	0.143	0.120	0.123	0.220	0.257	0.207	0.216
Lismer	0.025	0.022	0.023	0.023	0.140	0.125	0.127	0.127	0.320	0.294	0.302	0.302
Lismer Extension	0.029	0.026	0.028	0.028	0.178	0.182	0.174	0.176	0.412	0.406	0.405	0.417
Varley	0.026	0.024	0.024	0.024	0.148	0.141	0.137	0.138	0.376	0.353	0.342	0.346
Azen	0.018	0.186	0.176	0.018	0.089	0.094	0.083	0.085	0.259	0.286	0.254	0.262
Razor	0.016	0.018	0.018	0.018	0.086	0.083	0.083	0.083	0.191	0.191	0.192	0.191
All Zones	0.029	0.022	0.023	0.023	0.160	0.127	0.124	0.125	0.400	0.302	0.299	0.301

	Ni DDH Grade (%)	Ni NN Grade (%)	Ni ID^2 Grade (%)	Ni OK Grade (%)	Cu DDH Grade (%)	Cu NN Grade (%)	Cu ID^2 Grade (%)	Cu OK Grade (%)	Co DDH Grade (ppm)	Co NN Grade (ppm)	Co ID^2 Grade (ppm)	Co OK Grade (ppm)
Dana North	0.013	0.013	0.013	0.013	0.053	0.044	0.047	0.046	28.11	26.59	26.03	26.18
Dana South	0.009	0.008	0.008	0.008	0.037	0.033	0.034	0.033	27.62	27.01	27.14	27.26
Banshee	0.007	0.007	0.006	0.006	0.036	0.031	0.030	0.030	0.00	0.00	0.00	0.00
Lismer	0.011	0.013	0.014	0.014	0.035	0.036	0.039	0.039	23.70	21.46	21.16	21.37
Lismer Extension	0.011	0.012	0.012	0.012	0.046	0.042	0.046	0.046	20.71	18.89	16.82	17.19
Varley	0.013	0.012	0.012	0.012	0.044	0.042	0.043	0.042	19.20	20.69	18.45	18.59
Azen	0.024	0.026	0.025	0.025	0.049	0.057	0.051	0.052	33.42	22.17	32.42	32.90
Razor	0.020	0.021	0.199	0.020	0.029	0.033	0.030	0.031	14.67	14.52	13.93	13.91
All Zones	0.012	0.015	0.015	0.015	0.043	0.039	0.040	0.040	26.01	19.45	19.94	20.11

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14.10.3 SWATH PLOTS

Swath plots of easting’s northing’s and elevations were generated for each mineralized zone respectively. These plots are comparing the OK estimates with the NN and ID2 estimates. The plots are illustrated Appendix B.

14.11 PREVIOUS ESTIMATES

14.11.1 PREVIOUS ESTIMATIONS

PFN and their joint venture partner have completed four resource estimates prior to 2012. Table 14.16 summarizes the pervious results. Tetra Tech has not reviewed the models, yet considers the models to be material. The information summarized in the table has been sourced from various internal company reports and press releases available from PFN’s website.

Table 14.16 Previous Resource Summary

Year	Company	Activities	Results
2001	PFN/ Amplats	An Independent Mineral Resource Study was carried out by Derry Mitchener Booth and Wahl (DMBW) as of September 26, 2001 which incorporated Phase I to IV of drilling which amounted to 22,791.74 m in 138 holes. Report estimated an in situ resource at Dana Lake and Lismer Ridge.	13 Mt (measured + indicated + inferred) at 0.35 g/t Pt, 1.04 g/t Pd , & 0.07 g/t Au using a 0.7 g/t Pt + Pd cutoff grade. This was non-compliant.
2002	PFN/ Amplats	DMBW completed a Revised Mineral Resource Estimate, as of September 13, 2002 to incorporate Phase V drill program for the Dana Lake and Lismer's Ridge deposit. A total of 42,627 m in 221 holes had been conducted in 5 phases of drill programs.	18.1 Mt (measured + indicated) at 0.344 g/t Pt, 1.016 g/t Pd, & 0.063 g/t Au using a 0.7 g/t Pt+Pd cut-off grade. An additional 5.8 Mt added as inferred at 0.290 g/t Pt, 0.819 g/t Pd, & 0.050 g/t Au using a 0.7 g/t Pt+Pd cutoff grade
2004	PFN/ Amplats	DMBW completed a Revised Mineral Resource Estimate, as of April 30, 2004 to incorporate Phase VI drill program for the Dana Lake, Lismer's Ridge, and Varley deposits. A total of 83,838 m in 416 holes had been conducted in 6 phases of drill programs.	25.4 Mt (measured + indicated) at 0.335 g/t Pt, 0.979 g/t Pd, & 0.061 g/t Au using a 0.7 g/t Pt+Pd cut-off grade. An additional 3.6 Mt added as inferred at 0.278 g/t Pt, 0.760 g/t Pd, & 0.049 g/t Au using a 0.7 g/t Pt+Pd cutoff grade.
2006	PFN/ Amplats	DMBW completed a Revised Mineral Resource Estimate, as of March 27, 2006 to incorporate Phase VI and VII drill program for the North Lismer and Varley Zones. A total of 83,838 m in 416 holes had been conducted in previous estimate in 2004, an additional 31 holes from Lismer's Ridge Zone and 70 core holes at Varley were utilized for the purpose of the Revised Mineral Resource Estimate.	19.3 Mt (measured + indicated) at 0.395 g/t Pt, 1.181 g/t Pd, & 0.070 g/t Au using a 1.0 g/t Pt+Pd cut-off grade. An additional 881,000 t added as inferred at 0.465 g/t Pt, 1.356 g/t Pd, & 0.073 g/t Au using a 1.0 g/t Pt+Pd cutoff grade.

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A detailed comparison of the 2006 resource estimate and the 2012 estimate are provided in Section 14.11.2 in order to provide context as to the nature of the change between the 2006 resource estimate and the 2012 resource estimate.

14.11.2 COMPARISON OF CURRENT ESTIMATE WITH 2006 ESTIMATE

PFN commissioned GeoSim Consultants (GeoSim) to complete a revised resource estimate on the River Valley Property in 2006. A copy of “Revised Mineral Resource Estimate, Lismer’s North and Varley Areas (incorporating VII drilling), River Valley PGM Project, Ontario” prepared by GeoSim and John Londry, VP Exploration, Pacific North west Capital is available on SEDAR by searching Pacific North West Capital Corporation technical reports.

Table 14.17 compares the basic parameters of the 2009 estimate with the current 2011 NI 43-101 resource. Table 14.18 illustrated the differences in the prior resource estimate with the current 2012 estimate.

Table 14.17 Comparison of 2006 vs. 2012 Model Parameters

	2006 GeoSim Model	2012 Tetra Tech Model
Number of Drill holes	416	462
Grade Capping	Variable by zone: Lismer – 3 g/t Pt & 9 g/t Pd Varley: 10 g/t Pd Dana North: no capping Dana South: no capping	Parrish Analysis No grade capping on any elements
Composite Length	2.0 m average for all zones	2.0 m average for all zones back stitching allows for "tail" material to be spread evenly over the entire hole composite
Cut-off Grade	1.0 g/t Pt+Pd	0.8 g/t PdEq
Number of Mineral Zones	4	8
Density	2.89 (mean value of 96 samples)	2.94 (length weighted mean of 432 samples)
Block Size	5 x 5 x 5 (125 m3) -single subcell	10 x 10 x 5 (500 m3) -single subcell
Estimation Method	Dana North and Dana South: Pt, Pd and Au estimated by OK with Ni and Cu estimated by ID2 Varley, Lismer and Lismer Extension all metals estimated with ID3	OK with ID2 and NN validation

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Table 14.18 Comparison of 2006 vs. 2012 Model Results

	Tonnes	Pd (g/t)	Pt (g/t)	Au (g/t)	Cu (%)	Ni (%)	Co (%)
2006 GeoSim Model
Measured Resource @ 1.0 g/t Pt+Pd cut-off	7,994,000	1.33	0.44	0.08	0.12	0.02	-
Indicated Resource @ 1.0 g/t Pt+Pd cut-off	11,309,000	1.08	0.37	0.07	0.10	0.02	-
Inferred Resources @ 1.0 g/t Pt+Pd cut-off	881,000	1.36	0.47	0.07	0.10	0.02	-
2012 Tetra Tech Model
Measured Resource @ 0.8 g/t PdEq cut-off	25,584,850	0.63	0.23	0.04	0.06	0.02	0.003
Indicated Resource @ 0.8 g/t PdEq cut-off	65,754,700	0.56	0.21	0.04	0.06	0.02	0.002
Inferred Resources @ 0.8 g/t PdEq cut-off	35,911,000	0.36	0.14	0.03	0.06	0.03	0.002

The fundamental difference between the 2006 GeoSim resource and the 2012 Tetra Tech resource is that the 2006 GeoSim resource concentrated on the high-grade material using only a platinum+palladium cut-off from only four mineral zones. The Tetra Tech resource is targeting a large-tonnage low-grade open pit geological model, utilizing all the potential pay metals on eight mineral zones.

A new specific gravity value based in a 77% increase in the number of samples resulted in a specific gravity value 2% higher than in the previous estimate. The higher specific gravity value combined with the larger mineral wireframe volume substantially impacts the tonnage reported in the new resource.

Using this new geological model as well as with the inclusion of gold, copper, nickel and cobalt to a PdEq formula, which was not incorporated in the GeoSim model; drastically increases the volume of material in the resource estimation compared to the 2006 GeoSim resource.

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15.0 ADJACENT PROPERTIES

Mustang Minerals Corp. (Mustang) has presently filled commitments to earn a 100% interest in claims on the southern of the River Valley Intrusive (Figure 15.1). The mining interest involves a title to option or stake unpatented mining claims. Currently, Mustang has sufficient assessment credits to keep River Valley in good standing (Mustang 2011).

Ginguro Exploration Inc. entered in to a share purchase agreement with the shareholders of Mount Logan Resources Ltd. (Mount Logan) (Figure 15.1) which included the purchase of all outstanding shares of Mount Logan (Ginguro 2009). Mount Logan owned a 100% interest in 23 unpatented mining claims northeast of Sudbury and holds an option to acquire up to a 70% interest in a further 16 claims which are contiguous to the 23 claims in the same area known as the Pardo property (Ginguro 2009). Aggressive drilling programs have commenced from 2009 onwards on the Pardo property and the 2012 exploration program is currently in progress. Focus includes developing an understanding of the geological determination of the reef’s components within the Pardo sedimentary basin (Ginguro 2012). This will be followed by diamond drilling. Ginguro has entered a joint venture agreement with Endurance Gold Corporation (Endurance Gold), with Endurance Gold retaining a 45% participating interest in the Pardo property (Ginguro 2012).

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Figure 15.1 Adjacent Properties

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16.0 OTHER RELEVANT DATA AND INFORMATION

There is no other relevant data or information on the Project.

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17.0 INTERPRETATION AND CONCLUSIONS

Based on the review of the available information and observations made during the site visit, Tetra Tech concludes the following, in no particular order of perceived importance:

  The Property is currently held 100% by PFN.
  The Property is analogous to contact-style PGM mineralization developed as the result of sulphur-saturation brought on by the interaction of the fertile parental magma with the surrounding country rock lithologies. This style of mineralization is present in other mineral resources in the region.
  The Property is associated with various phases of mafic to ultramafic intrusives with variable alteration, minor sulphide content.
  The breccia boundary with the Archean footwall is the primary target zone for PGE mineralization.
  PFN has a strong understanding of the regional and local geology to support the interpretation of the mineralized zones on the Property.
  Mineralization is currently defined in eight zones of various thicknesses over a strike length of approximately 8 km.
  New targets have been discovered on the Property with characteristics of reef-style mineralization that warrants further investigation.
  Drilling and sampling procedures, sample preparation, and assay protocols are generally conducted in agreement with best practices.
  Verification of the drillhole collars, surveys, assays, core and drillhole logs indicates the PFN data is reliable.
  Based on the QA/QC program, the data is sufficiently reliable to support the resource estimate generated for the eight zones on the Property.
  The mineral model has been constructed in conformance to industry standard practices.
  The geological understanding is sufficient to support the resource estimation.
  At a PdEq cut-off grade of 0.8 g/t, the combined Measured and Indicated Resource is 91.3 Mt with an average grade of 0.58 g/t palladium, 0.22 g/t platinum, 0.04 g/t gold, 0.06% copper, 0.02% nickel and 0.003% cobalt. The Inferred Resource totals 35.9 Mt with an average grade of 0.36 g/t palladium, 0.14 g/t platinum, 0.03 g/t gold, 0.06% copper, 0.03% nickel and 0.003% cobalt.

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  The Property contains resources that are comparable to other advanced PGM projects in the Province.
  The specific gravity value used to determine that tonnage was derived from limited samples, which may reflect a lack of precision with respect to the resource tonnages.
  The resource zones at the Property remain open in the down-dip directions.

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18.0 RECOMMENDATIONS

It is the author’s opinion that additional exploration expenditures are warranted to improve the viability of the Project and advance the Project towards a PEA. It is recommended that PFN undertake a two-stage exploration program focused on delineation and expansion drill programs that will concentrate on the open pit potential along strike and down-dip of the known resources.

Each program can be carried out concurrently and independently of each other; neither is contingent on the results of the other.

18.1 PHASE 1 – HIGH-GRADE DOMAIN DELINEATION

The Phase 1 exploration program is planned to test the extension and continuity of high-grade domains in and adjacent to the Dana North and Dana South mineralized zones. The drill program should target potential extensions of high-grade domains along strike and across strike of Dana North, including the immediately adjacent River Valley Intrusion and country rocks.

In addition, the drill program should test the continuity of metal grades internally within the Dana North and Dana South zones. One hole should be drilled obliquely down-dip within each of the two zones. After logging and sampling for assay, the core should be submitted for metal recovery testing at an independent laboratory.

The details of the Phase 1 exploration program are presented in Table 18.1.

Table 18.1 Phase 1 Exploration Budget

Project	Activity	Rate ($)	Units	Cost ($)
River Valley	Diamond Drilling (NQ)	225	2,500 m	562,500
	Diamond Drilling (HQ)	250	1,100 m	275,000
	Metallurgical Study	-	1	300,000
Total	-	-	-	1,137,500

Note: Drilling cost includes salaries, all field costs, assays and consumables.

18.2 PHASE 2 – RESOURCE EXPANSION AND NEW RESOURCE IDENTIFICATION

The Phase 2 exploration program is planned to expand the resources and to increase the confidence of the resource by improving resource categories. The drill program should test targets adjacent to and down-dip of Dana South, Lismer Extension, Lismer Ridge, and Varley zones. The program should also advance the resources at Banshee from Inferred to Indicated, and better delineate the boundaries of that zone.

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Downhole IP surveys should be carried out on selected deep drillholes for the detection of off-hole geophysical anomalies. Ground mapping and prospecting surveys should be undertaken over airborne and ground geophysical anomalies. Anomalies of interest should be covered by ground geophysics for new drill targets.

A high-resolution topographic survey, such as LiDAR, should be flown over the Property to allow for a topographic base leading into a PEA.

The details of the Phase 2 exploration budget are presented in Table 18.2.

Table 18.2 Phase 2 Exploration Budget

Project	Activity	Rate ($)	Units	Cost ($)
River Valley	Diamond Drilling (NQ)	225	20,000 m	4,500,000
	Geophysics -Borehole	45	10,000 m	450,000
	Geophysics -Ground	2,500	500 km	1,250,000
	Mapping & Prospecting	-	1	200,000
	High Resolution Topography Survey	-	1	500,000
Total	-	-	-	6,900,000

Note: Drilling cost includes salaries, all field costs, assays, and consumables.

18.3 OTHER RECOMMENDATIONS

The following recommendations are based on observations by Tetra Tech during the site visit or during the resource estimation process. These recommendations are suggestions for policy and procedures conducted by PFN to further enhance the potential viability of the Project. The recommendations are in no order of importance.

18.3.1 SPECIFIC GRAVITY MEASUREMENTS

It is recommended that PFN increase the frequency of specific gravity measurements from drill core in order to build up the specific gravity database. The specific gravity database should represent at a minimum 5% of the total assay data set. In order to build the specific gravity data set quickly, measurements should be collected at 20 m intervals.

Due to the low-sulphide content on the Property, a regression formula is unlikely to be successfully generated using assay data. The specific gravity data needs to be linked not only to the analytical results but with the lithology and alteration of the rocks.

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18.3.2 RHODIUM AND SILVER ANALYSIS

It is recommended to continue to analyze a smaller subset of data for both rhodium and silver. Both minerals are potential pay metals, yet the cost of analysis can be prohibitive to assay every sample for both rhodium and silver. It is recommended to assay approximately 5% of the data with a good distribution between the samples spatially.

18.3.3 SURFACE CONTACT BETWEEN FOOTWALL/BRECCIA ZONE

The contact between the footwall and breccia zone is a significant marker horizon. Where possible, this contact should be well mapped out and surveyed to be used in future geological models and resource updates.

18.3.4 CHANNEL SAMPLING

When channel samples are being collected on surface, the channels should be cut as one continuous swath across the outcrop. The use of channel samples can be important is resource estimations as it provides data near-surface which is not available from diamond drillholes.

18.3.5 METALLURGICAL RECOVERY

It is recommended for PFN to initiate a metallurgical program to determine the potential recoveries of all pay metals that may be obtained at River Valley. The program should be run under the guidance of a metallurgist to ensure the work is conducted in a fashion that with allow the results to be used in any future studies.

18.3.6 STORAGE OF SAMPLE REJECTS AND PULPS

The current storage of course rejects and pulps is subject to contamination. The 45gallon barrels are placed in an upright position and the lids are rusting through. The barrels should be laid on the side and stacked appropriately, or the material placed inside larger storage containers such as shipping containers.

18.3.7 GEOTECHNICAL DATA COLLECTION

Logging procedures should be modified to initiate the collection of more detailed geotechnical data prior to geological logging and sample for the purposes of rock mechanics and slope stability studies. A rock mechanics engineers can provide the basics of the data collection procedures. This data will form the basis to justify slope angles during any open pit optimization studies.

18.3.8 SECURE DATABASE

All the data collected on the Project should be validated and then secured in a single master database system with set policies and procedures as to who has access to the data. A back-up copy of the database should be created weekly and placed in a separate storage location.

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Validation of the data completed during this study identified several minor inconsistencies between the database and the logs. Corrections have been made, yet there may be further corrections to be made in the master file.

18.3.9 NICKEL IN SULPHIDE ANALYSIS

Since nickel grades within the resource are low, it would be beneficial to conduct some nickel in sulphide tests to determine the contribution of nickel associated with sulphides compared to the nickel potentially locked within the silicate minerals. It is proposed to conduct a detailed nickel in sulphide test during any metallurgical program following a mineralogical study.

18.3.10 DEVELOPMENT OF 3D GEOLOGICAL MODELLING CAPABILITIES

Tetra Tech recommends the acquisition of appropriate 3D geological software to allow PFN to develop a stronger geological model, in particular the footwall contact and faults zones.

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19.0 REFERENCES

Booth D. & Wahl Consultants Ltd. 2001, Mineral Resource Estimate of the Dana Lake & Lismer's Ridge Deposits on the River Valley PGM Project, Ontario for Pacific North West Capital Corp. (As of September 26, 2001).

Booth D. & Wahl Consultants Ltd. 2002, Revised Mineral Resource Estimate Dana Lake & Lismer’s Ridge Deposits (Incorporating Phase V Drilling) River Valley PGM Project, Ontario for Pacific North West Capital Corp. (As of September 13, 2002).

Booth D. & Wahl Consultants Ltd. 2004, Revised Mineral Resource Estimate Dana Lake & Lismer’s Ridge Deposits (Incorporating Phase VI Drilling) River Valley PGM Project, Ontario for Pacific North West Capital Corp. (As of April 30, 2004).

Booth D. & Wahl Consultants Ltd.. 2006, Revised Mineral Resource Estimate Lismer’s North and Varley areas (Incorporating VII Drilling) River Valley PGM Project, Ontario for Pacific North West Capital Corp. (As of March 27, 2006).

Davidson, A. 1986. A new look at the Grenville Front in Ontario; Geological Association of Canada, Ottawa’86, Field Trip 15, Guidebook, 31p.

Easton, R.M. 2003. Geology and Mineral Potential of the Paleoproterozoic River Valley Intrusion and related rocks, Grenville Province; Ontario Geological Survey, Open File Report 6123, 171p.

Easton, R.M. and Hrominchuk, J. 1999. Geology and copper-platinum group element mineral potential of Dana and Crerar townships, River Valley area, Grenville Province; in Summary of Field Work and Other Activities1999, Ontario Geological Survey, Open File Report 6000, p.30-1 to 30-35.

Easton, R.M., L.S. Jobin-Bevans and R.S. James, 2004. Geological Guidebook to the Paleoproterozoic East Bull Lake Intrusive Suite Plutons at East Bull Lake, Agnew Lake and River Valley, Ontario. Ontario Geological Survey, Open File Report 6135, 84p.

Easton, R.M.1999. Platinum group elements, nickel, copper and chromium potential

Findlay, J. 2001. Geological and geochemical report on the North Grid, River Valley Property, Dana and McWilliams townships, Ontario; unpublished internal company report prepared for Mustang Minerals Corp. (Assessment File Report 41I09NE2012).

Ginguro Exploration Inc., 2009. Ginguro Announces Proposed Acquisition of Pardo Property and Non-brokered Private Placement. Retrieved May 31, 2012 from Ginguro Exploration. Website:

http://www.ginguro.com/newsRelease/Ginguro_NR_090709.html

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Ginguro Exploration Inc., 2012. Ginguro Initiates 2012 Exploration At Pardo. Retrieved May 31, 2012, from Ginguro Exploration. Website: http://www.ginguro.com/newsRelease/Ginguro_NR_120329.html

Hey, P., and Plint, N.; 2001, A Mineralogical and Metallurgical Investigation of 13 Boreholes from the River Valley Deposit, Canada, Anglo Platinum Research Centre, Mineralogical Report No.: M/00/85.

James, R.S., Easton, R., Peck, D.C. and Hrominchuk, J. 2002. The East Bull Lake intrusive suite: remnants of a ~2.48 Ga large igneous and metallogenic province in the Sudbury area of the Canadian Shield; Economic Geology, Vol. 97, p.15771606.

James, R.S., Jobin-Bevans. S., Easton, R.M., Wood, P., Hrominchuk, J.L., Keays,

Luhta, E., Boyd, P., Raber, E., Tervo, N., Wieland, J., Sabo, N., Botson, S., 2000; Metallurgical Feasibility Study of the Dana Lake PGE Area, River Valley, ON, MY406: Mechanics of Mill Practice, Michigan Technological University, Department of Metallurgical and Materials Engineering.

Malysiak, V., 2006; Flotation Testwork on a Sample of River Valley Ore, Anglo Platinum Research Centre, Mineralogical Report No.: MP/11/06.

Mustang Minerals Corp, 2011. River Valley PGM. Retrieved May 31, 2012, from Mustang Minerals Corp. Website: http://www.mustangminerals.com/projects/river-valley/

Ontario Ministry of Northern Development and Mines. CLAIMaps. Retrieved May 15, 2012, from Queen’s Printer For Ontario, 2010 website: http://www.mndm.gov.on.ca/mines/claimaps_e.asp

Peck, D.C, James, R. and Chubb, P. 1993. Geological environments for PGE-Cu-Ni mineralization in the East Bull Lake Gabbro-Anorthosite Intrusion, Ontario; Exploration and Mining Geology, V. 2, p.85-104.

Peck, D.C., James, R.S., Chubb, P.T. and Keays, R.R. 1995. Geology, metallogeny and petrogenesis of the East Bull Lake intrusion, Ontario; Ontario Geological Survey, Open File Report 5923, 117p.

R.R. and Peck, D.C. 2002. Platinum group element mineralization in Paleoproterozoic basic intrusions in central and northeastern Ontario, Canada; in Geology, Geochemistry, Mineralogy and Mineral Beneficiation of Platinum Group Elements, Canadian Institute of Mining and Metallurgy, Special Publication Vol. 54, p.339-365.

Pacific North West Capital Corp. Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario	112	1193250100-REP-R0001-01

Trimlbe, G., 2008. River Valley Dana North and South Evaluation. Internal Pacific North West Capital report.

The Weather Network, 2012. Statistics: Sudbury A, ON, Canada. Retrieved May 15th, 2012, from The Weather Network Web Site:

Vogel, D.C., Vuollo, J.I., Alapieti, T.T. and James, R.S. 1998. Tectonic, stratigraphic, and geochemical comparisons between ca. 2600-2440 Ma mafic igneous events in the Canadian and Fennoscandian Shields; Precambrian Research, v.92, p.89-116.

Zemoroz, R. 2008, Summary of Exploration Activities to 2008 River Valley PGE-Cu-Ni Property Dana & Pardo Townships Sudbury Mining division, Ontario, Canada, dated February 13, 2008.

WEBSITES

http://pubs.usgs.gov/bul/b1693/html/bullfrms.htm

http://www.theweathernetwork.com/statistics/cl6068150

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20.0 CERTIFICATE OF QUALIFIED PERSON

I, Todd McCracken, P.Geo., of Sudbury, Ontario, do hereby certify:

  I am a Principal Geologist with Tetra Tech WEI Inc. with a business address at Suite 101, 957 Cambrian Heights, Sudbury, ON, P3C 5M6.
  This certificate applies to the technical report entitled Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario dated June 13, 2012 (the “Technical Report”).
  I am a graduate of the University of Waterloo, (B.Sc. Honours, 1992). I am a member in good standing of the Association of Professional Engineers and Geoscientists of Ontario, License #0631. My relevant experience is 20 years of experience in exploration and operations, including several years working in nickel-PGE sulphide deposits. I am a “Qualified Person” for purposes of National Instrument 43-101 (the “Instrument”).
  My most recent personal inspection of the Property was on July 25, 2011.
  I am responsible for Sections 1-20 of the Technical Report.
    I am independent of Pacific North West Capital Corp. as defined by Section
    1.5 of the Instrument.
  I have no prior involvement with the Property that is the subject of the Technical Report.
  I have read the Instrument and the Technical Report has been prepared in compliance with the Instrument.
  As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed and dated this 13th day of June, 2012 at Sudbury, Ontario.

“Original document signed and sealed by Todd McCracken, P.Geo. ________________________________________________ Todd McCracken, P.Geo. Principal Geologist Tetra Tech WEI Inc.

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APPENDIX A

SPATIAL ANALYSIS VARIOGRAPHY

Variogram - Ag
Variogram
Distance (m)
0
0.25
0.5
0.75
1
0
10
20
30
40
50
60
70
80
90
100
110
120
130
140
150
Ag-ppm AZI 120 DIP 60
Ag-ppm AZI 300 DIP 30
Ag-ppm BHID AZI - DIP -

Variogram - Au

Type Variance 120/60 300/30 -/-
Nugget 0.00115 - - -
Spherical 0.00069 7 21 11
Spherical 0.00231 90 100 70
Variogram
Distance (m)
0
10
20
30
40
50
60
70
80
90
100
110
120
130
140
150
83350
56351
147321
258727
51057
742031
760879
938902
1264758
1487448
1715163
1950990
2093111
2206457
2321430
2382035
1273417
1355083
1444412
1496245
1525479
1719741
607067
14797
8396
6041
Augt AZI 120 DIP 60
Augt AZI 300 DIP 30
Augt BHID AZI - DIP -

Variogram - Co

Type	Variance	30/0	120/60	300/30
Nugget	150	-	-	-
Spherical	82.839	14	8	20
Spherical	90.547	60	70	60

Variogram
400
300
200
100
0
0
10
20
30
40
50
60
70
80
90
100
110
120
130
140
150
Distance (m)
Co-ppm AZI 30 DIP 0
Co-ppm AZI 120 DIP 60
Co-ppm AZI 300 DIP 30

Variogram - Cu

Type	Variance	120/60	300/30	-/-
Nugget	0.0014	-	-	-
Spherical	0.001	10	9	10
Spherical	0.003	80	100	60

Variogram
Distance (m)
CuPer AZI 120 DIP 60
CuPer AZI 300 DIP 30
CuPer BHID AZI - DIP -

Variogram - Fe
Variogram
Distance (m)
Fe-perc AZI 60 DIP 60
Fe-perc AZI 240 DIP 30
Fe-perc BHID AZI - DIP -

Variogram - Mg

Type	Variance	300/30	120/60	-/-
Nugget	0.18	-	-	-
Spherical	0.164	12	11	4
Spherical	0.307	30	40	12

Variogram
Distance (m)
Mg-perc AZI 300 DIP 30
Mg-perc AZI 120 DIP 60
Mg-perc BHID AZI - DIP -

Variogram - Ni

Type	Variance	120/60	300/30	-/-
Nugget	0.00005	-	-	-
Spherical	0.00006	27	12	5
Spherical	0.0001	100	110	57

Variogram
Distance (m)
NiPer AZI 120 DIP 60
NiPer AZI 300 DIP 30
NiPer BHID AZI - DIP -

Variogram - Pd

Type	Variance	120/60	300/30	-/-
Nugget	0.35	-	-	-
Spherical	0.372	23	22	17
Spherical	0.455	70	110	60

Variogram
Distance (m)
0
0.2
0.4
0.6
0.8
1
1.2
1.4
0
10
20
30
40
50
60
70
80
90
100
110
120
130
140
150
83350
938902
2093111
2206457
2321430
2382035
1715163
1950990
742031
992482
1264758
1273417
1355083
1444412
1496245
1525479
1719741
147321
71273
14797
6041
18194
171492
167158
Pdgt AZI 120 DIP 60
Pdgt AZI 300 DIP 30
Pdgt BHID AZI - DIP -

Variogram - Pt

Type	Variance	120/60	300/30	-/-
Nugget	0.045	-	-	-
Spherical	0.021	20	20	5
Spherical	0.045	60	50	40

Variogram
Distance (m)
0
0.02
0.04
0.06
0.08
0.1
0.12
0.14
0
10
20
30
40
50
60
70
80
90
100
110
120
Ptgt AZI 120 DIP 60
Ptgt AZI 300 DIP 30
Ptgt BHID AZI - DIP -

Variogram - Rh

Type	Variance	300/30	120/60	-/-
Nugget	325	-	-	-
Spherical	77.993	13	13	5
Spherical	642.480	30	45	20

Variogram
Distance (m)
0
500
1000
1500
0 10 20 30 40 50 60 70 80 90 100 110 120 130 140 150
Rh-ppb AZI 300 DIP 30
Rh-ppb AZI 120 DIP 60
Rh-ppb BHID AZI - DIP -

Variogram - S
Type Variance 300/30 120/60 -/-
Nugget 0.016 - - -
Spherical 0.008 10 7 2
Spherical 0.019 20 40 31
Variogram
Distance (m)
S-perc AZI 300 DIP 30
S-perc AZI 120 DIP 60
S-perc BHID AZI - DIP -

APPENDIX B

SWATH PLOTS

River Valley Swath Plot
Azen Zone - Easting
Pt (g/t)
0.18
0.16
0.14
0.12
0.1
0.08
0.06
0.04
0.02
0
558430
558450
558470
558490
558510
558530
558550
558570
558590
558610
558630
558650
558670
558690
558710
558730
558750
558770
558790
558810
558830
558850
558870
558890
558910
558930
558950
558970
558990
559010
559030
559050
559070
559090
559110
559130
559150
559170
559190
559210
559230
559250
559270
559290
559310
559330
Easting (m)
Ptok
Ptid
Ptnn

River Valley Swath Plot
Azen Zone - Northing
Pt (g/t)
0.3
0.25
0.2
0.15
0.1
0.05
0
Northing (m)
5167490
5167500
5167510
5167520
5167530
5167540
5167550
5167560
5167570
5167580
5167590
5167600
5167610
5167620
5167630
5167640
5167650
5167660
5167670
5167680
5167690
5167700
5167710
5167720
5167730
5167740
5167750
5167760
5167770
5167780
5167790
5167800
5167810
5167820
5167830
5167840
Ptok
Ptid
Ptnn

River Valley Swath Plot
Banshee Zone - Easting
Pd (g/t)
Easting (m)
Pdok
Pdid
Pdnn
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
555400
555410
555420
555430
555440
555450
555460
555470
555480
555490
555500
555510
555520
555530
555540
555550
555560
555570
555580
555590
555600
555610
555620
555630
555640
555650
555660
555670
555680
555690
555700
555710
555720
555730
555740
555750
555760
555770

River Valley Swath Plot
Banshee Zone - Elevation
Pt (g/t)
Elevation (masl)
Ptok
Ptid
Ptnn
0.5
0.45
0.4
0.35
0.3
0.25
0.2
0.15
0.1
0.05
0
60
70
80
90
100
110
120
130
140
150
160
170
180
190
200
210
220
230
240
250
260
270
280
290
300
310

River Valley Swath Plot
Dana Zone - Northing
Au (g/t)
Northing (m)
Auok
Auid
Aunn

River Valley Swath Plot
Dana Zone - Easting
Pd (g/t)
Easting (m)
1.2
1
0.8
0.6
0.4
0.2
0
555110
555130
555150
555170
555190
555210
555230
555250
555270
555290
555310
555330
555350
555370
555390
555410
555430
555450
555470
555490
555510
555530
555550
555570
555590
Pdok
Pdid
Pdnn

River Valley Swath Plot
Dana Zone - Northing
Pd (g/t)
Northing (m)
Pdok
Pdid
Pdnn
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
5171820
5171830
5171840
5171850
5171860
5171870
5171880
5171890
5171900
5171910
5171920
5171930
5171940
5171950
5171960
5171970
5171980
5171990
5172000
5172010
5172020
5172030
5172040
5172050
5172060
5172070
5172080
5172090
5172100
5172110
5172120
5172130
5172140
5172150
5172160
5172170
5172180
5172190
5172200

River Valley Swath Plot
Dana Zone - Elevation
Pd (g/t)
Elevation (masl)
Pdok
Pdid
Pdnn

River Valley Swath Plot
Dana Zone - Easting
0.4
0.35
0.3
0.25
0.2
0.15
0.1
0.05
0
Pt(g/t)
555110
555130
555150
555170
555190
555210
555230
555250
555270
555290
555310
555330
555350
555370
555390
555410
555430
555450
555470
555490
555510
555530
555550
555570
555590
Easting (m)
Ptok
Ptid
Ptnn

River Valley Swath Plot
Dana Zone - Northing
Pt (g/t)
Northing (m)
Ptok
Ptid
Ptnn

River Valley Swath Plot
Dana S. Zone - Elevation
Au (g/t)
Elevation (masl)
Auok
Auid
Aunn
0.05
0.045
0.04
0.035
0.03
0.025
0.02
0.015
0.01
0.005
0
-160 -150 -140 -130 -120 -110 -100 -90 -80 -70 -60 -50 -40 -30 -20 -10 0 10 20 30 40 50 60 70 80 90 100 110 120 130 140 150 160 170 180 190 200 210 220 230 240 250 260 270 280 290 300

River Valley Swath Plot
Dana S. Zone - Northing
Pd (g/t)
Northing (m)
Pdok
Pdid
Pdnn
0
0.1
0.2
0.3
0.4
0.5
0.6
0.7
5171820
5171830
5171840
5171850
5171860
5171870
5171880
5171890
5171900
5171910
5171920
5171930
5171940
5171950
5171960
5171970
5171980
5171990
5172000
5172010
5172020
5172030
5172040
5172050
5172060
5172070
5172080
5172090
5172100
5172110
5172120
5172130
5172140
5172150
5172160
5172170
5172180
5172190
5172200

River Valley Swath Plot
Dana S. Zone - Elevation
Pt (g/t)
Elevation (masl)
Ptok
Ptid
Ptnn
0
0.05
0.1
0.15
0.2
0.25
0.3
-160
-150
-140
-130
-120
-110
-100
-90
-80
-70
-60
-50
-40
-30
-20
-10
0
10
20
30
40
50
60
70
80
90
100
110
120
130
140
150
160
170
180
190
200
210
220
230
240
250
260
270
280
290
300

River Valley Swath Plot
Lismer Ext. Zone - Northing
Au (g/t)
0.045
0.04
0.035
0.03
0.025
0.02
0.015
0.01
0.005
0
5171270
5171280
5171290
5171300
5171310
5171320
5171330
5171340
5171350
5171360
5171370
5171380
5171390
5171400
5171410
5171420
5171430
5171440
5171450
5171460
5171470
5171480
5171490
5171500
5171510
5171520
5171530
5171540
5171550
5171560
5171570
5171580
5171590
5171600
5171610
5171620
5171630
5171640
5171650
5171660
5171670
5171680
Northing (m)
Auok
Auid
Aunn

River Valley Swath Plot
Lismer Ext. Zone - Easting
Pd (g/t)
Easting (m)
Pdok
Pdid
Pdnn
0
0.5
1
1.5
2
2.5
3
3.5
555920
555940
555960
555980
556000
556020
556040
556060
556080
556100
556120
556140
556160
556180
556200
556220
556240
556260
556280
556300
556320
556340
556360
556380
556400
556420
556440
556460
556480
556500
556520
556540
556560
556580
556600
556620
556640
556660

River Valley Swath Plot
Lismer Ext. Zone - Elevation
Pd (g/t)
Elevation (masl)
Pdok
Pdid
Pdnn
0
0.1
0.2
0.3
0.4
0.5
0.6
0.7
0.8
-35
-25
-15
-5
5
15
25
35
45
55
65
75
85
95
105
115
125
135
145
155
165
175
185
195
205
215
225
235
245
255
265
275
285
295
305

River Valley Swath Plot
Lismer Ext. Zone - Easting
Pt (g/t)
Easting (m)
Ptok
Ptid
Ptnn
0
0.2
0.4
0.6
0.8
1
1.2
555920
555940
555960
555980
556000
556020
556040
556060
556080
556100
556120
556140
556160
556180
556200
556220
556240
556260
556280
556300
556320
556340
556360
556380
556400
556420
556440
556460
556480
556500
556520
556540
556560
556580
556600
556620
556640
556660

River Valley Swath Plot
Lismer Ext. Zone - Northing
Pt (g/t)
Northing (m)
Ptok
Ptid
Ptnn
0.45
0.4
0.35
0.3
0.25
0.2
0.15
0.1
0.05
0
5171270
5171280
5171290
5171300
5171310
5171320
5171330
5171340
5171350
5171360
5171370
5171380
5171390
5171400
5171410
5171420
5171430
5171440
5171450
5171460
5171470
5171480
5171490
5171500
5171510
5171520
5171530
5171540
5171550
5171560
5171570
5171580
5171590
5171600
5171610
5171620
5171630
5171640
5171650
5171660
5171670
5171680

River Valley Swath Plot
Lismer Ext. Zone - Elevation
Pt (g/t)
Elevation (masl)
Ptok
Ptid
Ptnn
0.35
0.3
0.25
0.2
0.15
0.1
0.05
0
-35
-25
-15
-5
5
15
25
35
45
55
65
75
85
95
105
115
125
135
145
155
165
175
185
195
205
215
225
235
245
255
265
275
285
295
305

River Valley Swath Plot
Lismer Zone - Easting
Au (g/t)
Easting (m)
Auok
Auid
Aunn

River Valley Swath Plot
Lismer Zone - Elevation
Au (g/t)
0.035
0.03
0.025
0.02
0.015
0.01
0.005
0
-20
-10
0
10
20
30
40
50
60
70
80
90
100
110
120
130
140
150
160
170
180
190
200
210
220
230
240
250
260
270
280
290
300
310
320
Elevation (masl)
Auok
Auid
Aunn

River Valley Swath Plot
Lismer Zone - Northing
Pd (g/t)
Northing (m)
Pdok
Pdid
Pdnn

River Valley Swath Plot
Lismer Zone - Elevation
Pd (g/t)
Elevation (masl)
Pdok
Pdid
Pdnn
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
-20
-10
0
10
20
30
40
50
60
70
80
90
100
110
120
130
140
150
160
170
180
190
200
210
220
230
240
250
260
270
280
290
300
310
320

River Valley Swath Plot
Lismer Zone - Easting
Pt (g/t)
Easting (m)
Ptok
Ptid
Ptnn

River Valley Swath Plot
Razor Zone - Northing
Au (g/t)
Northing (m)
Auok
Auid
Aunn
0.06
0.05
0.04
0.03
0.02
0.01
0
5167370
5167410
5167450
5167490
5167530
5167570
5167610
5167650
5167690
5167730
5167770
5167810
5167850
5167890
5167930
5167970
5168010
5168050
5168090
5168130
5168170
5168210
5168250
5168290
5168330
5168370
5168410
5168450

River Valley Swath Plot
Razor Zone - Elevation
Pd (g/t)
Elevation (masl)
Pdok
Pdid
Pdnn
0.25
0.2
0.15
0.1
0.05
0
20
30
40
50
60
70
80
90
100
110
120
130
140
150
160
170
180
190
200
210
220
230
240
250
260
270
280

River Valley Swath Plot
Varley Zone - Easting
Au (g/t)
0.07
0.06
0.05
0.04
0.03
0.02
0.01
0
Auok
Auid
Aunn
Easting (m)
557790
557810
557830
557850
557870
557890
557910
557930
557950
557970
557990
558010
558030
558050
558070
558090
558110
558130
558150
558170
558190
558210
558230
558250
558270
558290
558310
558330
558350
558370
558390
558410
558430
558450
558470
558490
558510

River Valley Swath Plot
Varley Zone - Elevation
Au (g/t)
0.06
0.05
0.04
0.03
0.02
0.01
0
80 85 90 95 100 105 110 115 120 125 130 135 140 145 150 155 160 165 170 175 180 185 190 195 200 205 210 215 220 225 230 235 240 245 250 255 260 265 270 275 280 285 290 295 300 305
Elevation (masl)
Auok
Auid
Aunn

River Valley Swath Plot
Varley Zone - Northing
Pd (g/t)
Northing(m)
Pdok
Pdid
Pdnn
1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
0
5168050
5168100
5168150
5168200
5168250
5168300
5168350
5168400
5168450
5168500
5168550
5168600
5168650
5168700
5168750
5168800
5168850
5168900
5168950
5169000
5169050
5169100
5169150
5169200
5169250
5169300
5169350
5169400
5169450
5169500

River Valley Swath Plot
Varley Zone - Easting
Pt (g/t)
Easting (m)
0.45
0.4
0.35
0.3
0.25
0.2
0.15
0.1
0.05
0
557790
557810
557830
557850
557870
557890
557910
557930
557950
557970
557990
558010
558030
558050
558070
558090
558110
558130
558150
558170
558190
558210
558230
558250
558270
558290
558310
558330
558350
558370
558390
558410
558430
558450
558470
558490
558510
Ptok
Ptid
Ptnn

River Valley Swath Plot
Varley Zone - Elevation
Pt (g/t)
Elevation (masl)
Ptok
Ptid
Ptnn
0
0.05
0.1
0.15
0.2
0.25
0.3
0.35
0.4
80
85
90
95
100
105
110
115
120
125
130
135
140
145
150
155
160
165
170
175
180
185
190
195
200
205
210
215
220
225
230
235
240
245
250
255
260
265
270
275
280
285
290
295
300
305